HOPEWELL Holdings Limited

2006-2007 Interim Report

合和實業有限公司

二零零六至二零零七年中期報告

STOCK CODE 股份代號：54



rejuvenation
新開始
growth
增長
achievement
成就

HIGHLIGHTS

- Net profit attributable to equity holders of the Company rose 19% to HK$1,336 million
- Interim dividend of HK38 cents per share
- Property Development has become a significant profit contributor, driven by Nova City and Hopewell New Town
- Steady growth in infrastructure business, with 17% increase in the Group's share of joint venture toll revenue
- Growth in Rental Property business remains healthy. Market response to pre-letting of EMax and QRE Plaza was encouraging
- Positive net cash on hand amounted to HK$4,451 million (the Group but excluding HHI: HK$1,178 million; HHI: HK$3,273 million) as at 31st December, 2006



The Board of Directors of Hopewell Holdings Limited (the "Company") is pleased to announce the unaudited interim results of the Group for the six months ended 31st December, 2006.

Overview

For the six months ended 31st December, 2006, the Group's turnover by activities and their respective earnings before interest and tax are reported as follows:

	Turnover (Note 1)		Earnings before interest & tax (Note 2)	
	2005 HK$'M	***2006 HK$'M***	*2005 HK$'M*	***2006 HK$'M***
Property letting, agency & management	160	**189**	92	**104**
Property development	—	**193**	(13)	**655**
Infrastructure projects investment	4	**3**	540	**627**
Hotel operations, restaurant & catering	180	**190**	38	**38**
Others	—	—	42	**73**
	344	**575**	699	**1,497**
Share of turnover of jointly controlled entities				
Infrastructure projects investment	860	**1,004**		
Property development	—	**1,064**		
	1,204	**2,643**		

	Results	
	2005 HK$'M	***2006 HK$'M***
Earnings before interest & tax (Note 2)	699	**1,497**
Exceptional items (Note 3)	473	**8**
Fair value change on the Group's investment properties		
– Revaluation increase	168	**96**
– Attributable tax effect	(29)	**(17)**
Finance costs	(30)	**(44)**
Taxation	(1)	**(6)**
Net profit	1,280	**1,534**
Attributable to:		
Equity holders of the Company	1,118	**1,336**
Minority interests	162	**198**
	1,280	**1,534**

Notes:

(1) Turnover represented the sum of the Group's turnover of HK$575 million (2005: HK$344 million) and the attributable share of turnover of jointly controlled entities engaging in infrastructure projects of HK$1,004 million (2005: HK$860 million) and property development of HK$1,064 million (2005: Nil).

(2) Earnings before interest & tax represented the sum of (i) profit from operations before changes in fair value of investment properties and exceptional items of HK$228 million (2005: HK$147 million); and (ii) share of profits of jointly controlled entities and associates of HK$1,269 million (2005: HK$552 million).

(3) Exceptional item for current period represented gain on deemed disposal of interests in HHI upon exercise of HHI warrants by the warrants holders during the period. The exceptional items for last period comprised profit on disposal of interests in subsidiary, power station and infrastructure project.

Turnover

Turnover for the six months ended 31st December, 2006, including the Group's proportionate share of turnover of jointly controlled entities engaging in infrastructure and property development businesses, was HK$2,643 million which reported an increase of 120% as compared with HK$1,204 million of last corresponding period. The increase was resulted from revenue growth of the Group's core businesses including property, hospitality, infrastructure projects and particularly the recognition of sales of development properties in Macau and Huadu. The Group's attributable share of toll revenue of the three expressways under operation, namely Guangzhou-Shenzhen Superhighway, Guangzhou ESW Ring Road and Western Delta Route Phase I amounted to HK$1,004 million for the period under review, representing a 17% increase over HK$860 million of the last period.

Earnings before Interest and Tax

During the period, all business segments reported growth over last period. The Group's earnings before interest and tax ("EBIT") surged to HK$1,497 million, representing 114% increase over HK$699 million of last period.

The prominent growth was mainly attributable to infrastructure projects and property development businesses. Due to the continued growth of toll revenue from the expressway projects as well as benefiting from appreciation of Renminbi, EBIT from infrastructure projects reported an increase over 16% over last period. During the period, the Group has also recognized significant contribution from sale of properties in Macau and Huadu totalling HK$655 million.

Net Profit Attributable to Equity Holders of the Company

The Group's net profit attributable to shareholders was HK$1,336 million as compared to HK$1,118 million of last period, representing an increase of 19%. Excluding the effect of exceptional items and property revaluation gain, the Group's net profit attributable to shareholders would be HK$1,249 million, which reported a 147% increase over HK$506 million of last period.

The Board of Directors has declared an interim dividend of HK38 cents per ordinary share in respect of the financial year ending 30th June, 2007 (30th June, 2006: HK36 cents). The dividend will be paid on or about 23rd March, 2007 to those shareholders as registered at the close of business on 22nd March, 2007.

CLOSURE OF REGISTER

The Register of Members of the Company will be closed from Monday, 19th March, 2007 to Thursday, 22nd March, 2007, both days inclusive, during which period no transfer of shares of the Company will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 16th March, 2007.

BUSINESS REVIEW

Rental Property

Turnover of the property rental business for the period under review increased from HK$160 million of the last corresponding period to HK$189 million, representing an 18% increase. EBIT increased by 13% to HK$104 million. Both increases were mainly attributable to the strong performance of Hopewell Centre. During the period, renovation and improvement work have been carried out in phases on certain existing rental properties to upgrade and improve the quality of our rental assets.

Hopewell Centre, Wanchai

Hopewell Centre, flagship of the Group's properties, has been rejuvenated since the completion of major renovation and modernization works in mid 2006. Average occupancy rate was maintained at the same optimal level as the last corresponding period at about 96% and rental rates for both renewals and new lettings have increased substantially. The Group was able to capture the rising trend of the office rental market and concluded a number of satisfactory lease renewals during the period.

Hongkong International Trade and Exhibition Centre, Kowloon Bay

The average occupancy of Hongkong International Trade and Exhibition Centre ("HITEC") maintained at a steady level of 60% notwithstanding that construction works for a major revamp of a substantial portion of the complex was under way. As compared to the last corresponding period, turnover from convention and exhibition increased slightly from HK$15.8 million to HK$16.3 million.

The major revamp program will re-designate and convert approximately 900,000 square feet of the complex into a major entertainment and destination shopping mall named "EMax". In addition to upgrading the existing venues and facilities, a new multi-purpose hall named "Star Hall" with a seating capacity of approximately 3,500 will be added. The revamp will be completed by phases, and according to existing plan, the revamped floors are scheduled to open in the second half of 2007. Market response to our pre-letting exercise is encouraging.

Panda Place, shopping mall of Panda Hotel, Tsuen Wan

Panda Place, located on the second, ground and three basement floors of Panda Hotel, provides a wide selection of food and beverage, lifestyle and entertainment. With continuous effort and resources put on marketing activities and promotional events, Panda Place has successfully achieved over 80% occupancy rate.

Taking advantage of the market opportunities evolved from the various redevelopment projects in Tsuen Wan, asset enhancement works will be carried out in Panda Place with a view to capture more quality tenants and targeted customer groups.

QRE Plaza, Wanchai

The commercial development at 196-206 Queen's Road East has been named "QRE Plaza". Superstructure work commenced in April 2006 and the building was topped out in December 2006. A footbridge linking QRE Plaza, Hopewell Centre and Wu Chung House is under construction. The development is currently planned to be completed in the third quarter of 2007. Upon completion, it will add to the Group's rental property portfolio. Pre-letting activities of the QRE Plaza have commenced since December 2006 and market response is encouraging.

Residential and Commercial Tower, 214-224 Queen's Road East, Wanchai

Foundation work for the development has been completed. Superstructure work is currently planned to commence in early 2007 with construction work to be completed in the fourth quarter of 2008. Under current planning, the site will be developed into high quality serviced apartments to maximize investment returns and held for long term rental purpose.

Residential Development, 12 Broadwood Road, Happy Valley

During the period under review, acquisition of the remaining units of the development site was completed and demolition work has been completed in December 2006. Foundation work commenced in January 2007 and superstructure work is currently planned to be completed in the first quarter of 2010. The current plan is to redevelop the site into a 45-storey building of luxurious rental apartments with gross floor area of approximately 113,900 square feet. Upon completion, the development would further enhance the Group's recurring rental income base.

Allway Gardens Shopping Arcade, Tsuen Wan

In line with the Group's strategy to focus on high quality residential and commercial properties, the Group has during the period entered into two conditional sale and purchase agreements for the disposal of all its interest in the shopping arcades and various car parking spaces in Allway Gardens.

Hotel and Catering

Turnover and EBIT of the hospitality business for the period under review were maintained at a steady level of HK$190 million and HK$38 million respectively.

Panda Hotel, Tsuen Wan

Total revenue of Panda Hotel increased 17% to HK$122 million as compared to the last corresponding period. Average room rate also rose by 9% and average room occupancy remained at 90% level. The increases were mainly attributable to the strong global economy and the continued rebound of both short and long haul visitor arrivals. While the key contributor of room revenue was from the leisure market, guests from the business segment also provided Panda Hotel with a steady flow of income.

Despite intensive competition in the industry, with the opening of various tourism attractions and the AsiaWorld Expo in 2006, continuous growth from short and long hauls, leisure and business travelers from various regions is anticipated. The hotel will deploy differentiation and focus on its strategies to strengthen and enlarge its market share on both leisure and business segments.

Restaurant and Catering Services

R66 Restaurant at Hopewell Centre and YinYue at Panda Hotel both achieved steady growth during the period under review.

The catering outlets of IT Catering at HITEC are being repositioned as part of the HITEC revamp plan. A new western restaurant, MENU, which replaced the Grand Buffet Restaurant was opened in November 2006. Continuous promotion packages and marketing schemes will be launched to build up reputation and public awareness of the restaurant.

Mega Tower Hotel, Wanchai

The Group is committed to pursue the development of the Mega Tower Hotel at the adjacent site to the west of Hopewell Centre. The appeal against the Town Planning Board's decision relating to the Group's proposal to amend the scheme of development approved in 1994 is in process. Other alternatives in realizing the project is from time to time under review by the Group.

Property Development

The Group's property development for sale business comprises of its 50% interest in Nova City, Taipa Island, Macau and its 95% interest in Hopewell New Town in Huadu, Guangzhou, PRC.

Nova City, Taipa Island, Macau

Nova Taipa Gardens, in which the Group has a 50% interest, is a multi-phased joint venture property development of residential, commercial, carparks and social amenities on Taipa Island in Macau.

Construction of Nova City Phase I, with about 1,100,000 square feet in gross floor area, was completed and occupation permit has been obtained. So far, about 99% of the units have been sold and handover of units to flat owners commenced in September 2006.

Construction of Nova City Phase II, with about 864,000 square feet in gross floor area, is well under way and completion is currently planned to be in the second quarter of 2007. The pre-sale of Nova City Phase II units was launched in May 2006 and was well received by the market with over 80% units pre-sold so far.

Construction of Nova City Phase III, with about 865,000 square feet in gross floor area, is well under way and completion is currently planned to be in 2008. Pre-sale of two blocks (out of four) of Nova City Phase III units was launched in December 2006 and all units of the two blocks were sold out so far.

The remaining phases of the project will be developed by stages and are under planning. This includes Nova City Phase IV, which according to the present plan, will have about 681,000 square feet in gross floor area for residential purpose.

With the continuous strong economic growth and coming completion of the new hotels and entertainment centres which will bring ample job opportunities, higher income, and strong investment demand, the Group is optimistic about the Macau property market and its sustainability and expects to yield good profits from this project.

Hopewell New Town, Huadu, Guangzhou

The Group owns a 95% interest in Hopewell New Town, a composite development project in Huadu, one of the fastest growing districts of Guangzhou. Up to now, all apartments and townhouses of Phase 1A of Hopewell New Town were sold. The satisfactory sales result was mainly attributable to the quality of the development and the strong market in Huadu District.

Phase 1B, comprising 6 blocks of apartments with total gross floor area of approximately 193,000 square feet, is currently under construction. Completion is presently planned to be in the fourth quarter of 2007.

Infrastructure

EBIT from infrastructure business for the period under review increased 16% from HK$540 million of the last corresponding period to HK$627 million due to the steady growth in traffic flow and toll revenue of the three toll expressway projects, viz. Guangzhou-Shenzhen Superhighway ("GS Superhighway"), Guangzhou East-South-West Ring Road ("ESW Ring Road") and Phase I of the Western Delta Route ("Phase I West"), invested by the Group's listed subsidiary, Hopewell Highway Infrastructure Limited ("HHI").

HHI

The Group continues to retain approximately 73% shareholding in HHI which focuses on the initiation, promotion, development, investment and operation of toll expressways and bridges.

Along with the continuous and vigorous development of the Guangdong Province and the Pearl River Delta region (the "PRD"), the three expressway projects invested by HHI have recorded continued steady growth in both traffic flow and toll revenue during the period under review. For the six months ended 31st December, 2006, aggregate average daily traffic and aggregate average daily toll revenue of the three expressways recorded an increase of 17% and 14% to 429,000 vehicles and RMB11,532,000 respectively. Total toll revenue for the six months reached RMB2,122 million. Benefiting from Shenzhen's traffic restrictions on heavy trucks on certain of its local roads since mid-September 2006, GS Superhighway's average daily toll revenue has exceeded RMB10 million in the fourth quarter of 2006.

Construction of Phase II of the Western Delta Route, connecting to Phase I West, has been commenced since December 2005 and the works are in progress. Preparation works for Phase III of the Western Delta Route are underway.

In view of the continuing expansion and improvement in the PRD expressway network, substantial increase in car ownership, rapid growth in passenger and freight transportation and logistics industry, all lead to tremendous traffic demand in the region. HHI expects that GS Superhighway, ESW Ring Road and Phase I West will become increasingly important components of the PRD expressway network, and that they will continue to enjoy stable growth in traffic flow and toll revenue. At the same time, they provide HHI with opportunities to explore and develop new projects.

Benefiting from the continuing Renminbi appreciation, the GS Superhighway joint venture company has recorded exchange gains on retranslation of the United States dollar bank loans. As at 31st December, 2006, HHI has HK$3.3 billion cash on hand and unutilized syndicated bank loan facility of HK$3.6 billion. This strong financial position has secured the Group's funding capabilities to capture future project investment.

Guangzhou-Shenzhen Superhighway ("GS Superhighway")

GS Superhighway is the main artery of PRD's expressway network, connecting with the four major cities, Guangzhou, Dongguan, Shenzhen and Hong Kong. During the period under review, GS Superhighway has exhibited strong growth. Average daily traffic rose 23% to 320,000 vehicles and average daily toll revenue grew 15% to RMB9,968,000. Total toll revenue in the six months amounted to RMB1,834 million, demonstrating that GS Superhighway still has capacity for increasing traffic throughput.



GS Superhighway
Average Daily Traffic
No. of vehicles ('000)
320
260
300
250
200
150
100
50
0
2005
2006
July - December



GS Superhighway
Average Daily Toll Revenue
(RMB '000)
9,968
8,668
8,000
6,000
4,000
2,000
0
2005
2006
July - December

Shenzhen has implemented a traffic restriction policy on heavy trucks on certain of its local roads since mid-September 2006, requiring heavy trucks entering into the Huanggang Border Crossing to travel directly to GS Superhighway through the Huanggang toll station. The joint venture company offered concession tariff to these heavy trucks which therefore brought a positive return to GS Superhighway.

The joint venture company has persisted in upgrading its service standard and improving its ancillary facilities. During the period under review, it has completed the construction of Nanping toll station connecting Nanping Expressway in Shenzhen and the expansion of Huanggang toll station in collaboration with Shenzhen's traffic restriction on heavy trucks. It has also deployed resources to enhance the safety facilities, strengthen the patrol and rescue services aiming to improve emergency handling efficiency and minimize traffic congestion caused by traffic accidents. As a result, the number of accidents, casualty, as well as the number of traffic congestion caused had been significantly reduced. Currently, the joint venture company is actively expanding the Futian, Fuyong and Xinqiao toll stations and increasing the number of traffic CCTV along the superhighway. Upon completion of the aforesaid works, the traffic throughput of GS Superhighway will be further enhanced.

After friendly negotiation, the joint venture company has agreed in principle, subject to approval of the Guangdong Provincial Government, to take up RMB725.14 million, a part of the additional investment of HHI incurred during the construction of the GS Superhighway. The above will not have a material impact on the results of the operation of HHI.

Due to difficulties in changing the original land use to utilize land parcels already acquired within the interchanges and along the GS Superhighway for property development and that the operation of space under elevated sections for shops has primarily ceased for some time due to various constraints, the above two projects will not be further proceeded with by the joint venture company.

With the continuous economic development of Guangdong Province and the expansion of the PRD expressway network, together with the rapid increase in car ownership, HHI believes that the traffic flow and toll revenue of GS Superhighway will maintain growth. To cater for the increasing traffic demand, the joint venture company has been actively studying the feasibility of widening GS Superhighway to 10 lanes.

Guangzhou East-South-West Ring Road ("ESW Ring Road")

ESW Ring Road connects to GS Superhighway, Guangzhou Nansha Port Expressway, Phase I West, Guangfo Expressway and major feeder roads of Guangzhou. It plays a vital role in relieving the pressure of traffic congestion in the inner city of Guangzhou and in providing a speedy route passing through Guangzhou en route to other destinations. ESW Ring Road is a major trunk route in the expressway network in the PRD and Guangzhou.

ESW Ring Road
Average Daily Traffic
No. of vehicles ('000)



84
82
80
60
40
20
0
2005
2006
July - December

ESW Ring Road
Average Daily Toll Revenue
(RMB'000)



1,160
1,168
1,000
800
600
400
200
0
2005
2006
July - December

To meet increasing traffic needs, Guangzhou has been developing its city and road facilities quickly, by constructing and expanding the road network. During the period under review, a local toll free road, running parallel to a portion of the south-east section of ESW Ring Road, was opened. This has resulted in mild traffic diversion from ESW Ring Road, and thus a slower traffic growth of the project. HHI believes that the traffic and toll revenue of this project may experience a slower growth in the coming year until this mild diversion has been fully digested. Average daily toll revenue rose 1% to RMB1,168,000 and average daily traffic dropped 2% to 82,000 vehicles. Total toll revenue in the six months was RMB215 million.

Phase I of the Western Delta Route ("Phase I West")

Phase I West connects to ESW Ring Road in the north and National Highway 105 and Bigui Road in the south. It is currently the only expressway directly linking Guangzhou and Shunde.

Phase I West continued to achieve robust growth in both traffic flow and toll revenue. During the period under review, average daily traffic was 27,000 vehicles, an increase of 21% over the last corresponding period. Average daily toll revenue was RMB396,000, an increase of 21% over the last corresponding period. Total toll revenue in the six months reached RMB73 million.


Phase I West
Average Daily Traffic
No. of vehicles ('000)
27
22
25
20
15
10
5
0
2005
2006
July - December


Phase I West
Average Daily Toll Revenue
(RMB'000)
396
327
350
300
250
200
150
100
50
0
2005
2006
July - December

With the continuing rapid economic development and the increasing inter-city business activities between Guangzhou and Shunde, HHI believes that Phase I West will continue to grow in traffic flow and toll revenue.

Phases II and III of the Western Delta Route ("Phase II West" and "Phase III West")

Phase II West is a 46 km expressway with 6 lanes in dual directions, connecting to Phase I West in the north, and National Highway 105 and the proposed western expressway of Zhongshan in the south. The project, in which HHI owns a 50% interest, has already commenced construction in December 2005. According to the latest estimation, total investment (excluding interest during construction) is approximately RMB4,900 million. The joint venture agreement has been approved by the relevant authorities.

Phase III West is a 38 km expressway project to link up Phase II West to Zhongshan and Zhuhai. In September 2005, HHI conditionally amended the agreements with the PRC partner of Phase I West (same partner as Phase II West) to invest, construct and operate Phase III West. Currently, preparation works are underway.

Upon the completion of Phase II West and Phase III West, the Western Delta Route will link up the major cities including Guangzhou, Foshan, Zhongshan and Zhuhai and will become a strategic route on the western bank of the PRD.

Hong Kong-Zhuhai-Macau Bridge Project

According to the latest news released by the Hong Kong Special Administrative Region, the Central Government is highly supportive of the Hong Kong-Zhuhai-Macau Bridge project. The State Council has recently set up a taskforce with a deputy director of the National Development and Reform Commission as its convener to expedite the progress of the Hong Kong-Zhuhai-Macau Bridge project. The taskforce has held its first meeting in January 2007. HHI is confident that it will be in an advantageous position to assume an important role in this project when it proceeds to the tendering stage.

Other Project

Heyuan Power Plant

The Group's plan to invest in the proposed 2 × 600 MW coal-fired power plant in Heyuan City, Guangdong province, the total cost of which currently estimated to be about RMB5.4 billion, is well underway. Project approval has been obtained and construction work of the project has commenced. Commercial operation is presently planned to be in 2009.

A Group's subsidiary will own an interest of 40% in this project whilst the remaining 60% will be owned by the Shenzhen Energy Group, the former joint venture partner of the Group in the very successful Shajiao B Power Plant Project in China.

Liquidity and Financial Resources

The Group's financial position remains strong with a total balance of HK$18,680 million available and undrawn banking facilities together with deposits and cash holdings as at 31st December, 2006 (30th June, 2006: HK$17,874 million).

On 31st December, 2006, the Group had net cash balances of HK$4,451 million (30th June, 2006: HK$3,650 million), including which HK$3,273 million was held by HHI (30th June, 2006: HK$3,014 million). The increase of cash balances are mainly contributed by the cash proceeds from the sales of Nova City in Macau and Hopewell New Town in Huadu.

In June 2006, the Group procured a HK$5,350 million five-year revolving loan facility from 17 international and local banks. As at 31st December, 2006, there is no corporate debt outstanding (same position as at 30th June, 2006).

With net cash balances in hand as well as available banking facilities, the Group has sufficient financial resources to cater for its recurring operating activities, present and potential investment activities.

Treasury Policies

The Group's treasury activities were managed centrally at the corporate level by managing the financial risks, such as interest rate and foreign exchange risks, and for providing cost efficient funding to the Group as a whole. The use of financial instrument is strictly controlled and is solely for managing the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings.

The continuing appreciation of Renminbi since the reform of Renminbi exchange rate regime in July 2005 has benefited the Group as a whole, since the revenue from business operations of HHI and its jointly controlled entities are mainly denominated in Renminbi.

The borrowings of the Group are principally on a floating rate basis and denominated in Hong Kong dollars. As at 31st December, 2006, the Group has no banking borrowing. The Group has constantly monitored its interest rate and foreign exchange exposure and, when appropriate, the Group may apply hedging instruments to minimize these risks.

The capital structure of the Group is mainly financed by equity, and is shown as below:

	30.6.2006 HK$'M	***31.12.2006 HK$'M***
Equity attributable to equity holders of the Company	17,234	18,418
Minority interests	2,862	2,972
Total Equity	20,096	21,390
Bank Borrowings	—	—
Total Capitalization	20,096	21,390

Contingent Liabilities

Details of the contingent liabilities are set out in note 23 to the condensed consolidated financial statements.

Charges on Assets

During the six months ended 31st December, 2006, no mortgage was charged on the Group's properties.

Project Commitments

Details of the project commitments are set out in note 22 to the condensed consolidated financial statements.

Material Acquisition or Disposal

During the six months ended 31st December, 2006, there was no material acquisition or disposal of the Company's subsidiaries or associates.

The Group believes that the continuous robust economic growth in the PRD region and Macau, coupled with the improved economic conditions of Hong Kong, will benefit the three core businesses of the Group, namely, Property, Infrastructure and Hospitality. The Group will continue to focus on these core businesses.

EMax is scheduled to open in the second half of 2007 and the QRE Plaza is planned to be completed in the third quarter of 2007. This, together with the two new property rental projects in Hong Kong, which, upon completion in the next few years, will strengthen the Group's rental property portfolio and thus enhance its recurring rental income base. Pre-sales of the units of Nova City in Macau and Hopewell New Town in Huadu, Guangzhou are well received and we are optimistic about the property markets and their sustainability.

The Group expects GS Superhighway, ESW Ring Road and Phase I West to become increasingly important components of the PRD expressway network, and that they will continue to enjoy stable growth in traffic flow and toll revenue. At the same time, they provide HHI with opportunities to explore and develop new projects. For the Hong Kong-Zhuhai-Macau Bridge project, we believe that HHI will be in an advantageous position to assume an important role when the project proceeds to the tendering stage.

The financial position of the Group is strong and sound. With more than HK$18 billion of cash and available banking facilities, the Group is on very solid ground to capture investment opportunities when they arise.

Review of Interim Results

The unaudited interim results of the Group for the six months ended 31st December, 2006 have been reviewed by the Audit Committee and auditors of the Company, Messrs. Deloitte Touche Tohmatsu.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 31st December, 2006, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules (the "Model Code") were as follows:

(A) the Company (i)

	Shares						
Directors	*Personal interests (held as beneficial owner)*	*Family interests (interests of spouse or child under 18)*	*Corporate interests* (ii) *(interests of controlled corporation)*	*Other interests* (iii)	*Underlying shares of equity derivatives* (iv) *(i.e. share option)*	*Total interests*	*% of issued share capital*
Gordon Ying Sheung WU	73,803,032	21,910,000 (v)	111,250,000 (vi)	30,680,000	—	237,643,032 (ix)	26.45%
Eddie Ping Chang HO	24,273,462	1,365,538	2,050,000	—	—	27,689,000	3.08%
Thomas Jefferson WU	27,170,000	—	820,000	—	—	27,990,000	3.12%
Josiah Chin Lai KWOK	1,005,000	—	—	—	—	1,005,000	0.11%
Henry Hin Moh LEE	5,204,322	—	—	—	—	5,204,322	0.58%
Robert Van Jin NIEN	720,000	—	—	—	—	720,000	0.08%
Guy Man Guy WU	2,645,650	—	—	—	—	2,645,650	0.29%
Ivy Sau Ping KWOK WU	21,910,000	123,863,032 (vii)	61,190,000 (viii)	30,680,000	—	237,643,032 (ix)	26.45%
Linda Lai Chuen LOKE	—	1,308,981	—	—	—	1,308,981	0.15%
David Yau-gay LUI	8,537	—	—	—	—	8,537	0.00%
Albert Kam Yin YEUNG	100,000	—	—	—	270,000	370,000	0.04%
Andy Lee Ming CHEUNG	90,000	—	—	—	500,000	590,000	0.07%
Eddie Wing Chuen HO Junior	500,000	—	—	—	—	500,000	0.06%
Lee Yick NAM	90,000	—	—	—	—	90,000	0.01%
Barry Chung Tat MOK	—	—	—	—	2,500,000	2,500,000	0.28%

Notes:

(i) All interests in the shares and underlying shares of equity derivatives of the Company were long positions. None of the Directors or chief executives held any short position in the shares and underlying shares of equity derivatives of the Company.

(ii) The corporate interests were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests in 30,680,000 shares represented the interests held by Sir Gordon Ying Sheung WU ("Sir Gordon WU") jointly with his wife Lady Ivy Sau Ping KWOK WU ("Lady Ivy WU").

(iv) The interests in underlying shares of equity derivatives represented interests in options granted to Directors under the 2003 Share Option Scheme to subscribe for shares of the Company, further details of which are set out in the section headed "Share Options of the Company".

(v) *The family interests in 21,910,000 shares represented the interests of Lady Ivy WU.*

(vi) *The corporate interests in 111,250,000 shares held by Sir Gordon WU included the interests in 61,190,000 shares referred to in Note (viii).*

(vii) *The family interests in 123,863,032 shares represented the interests of Sir Gordon WU, the husband of Lady Ivy WU. This figure included 50,060,000 shares held by Sir Gordon WU through corporations.*

(viii) *The corporate interests in 61,190,000 shares were held through corporations owned by Sir Gordon WU and Lady Ivy WU as to 50% each.*

(ix) *Sir Gordon WU and Lady Ivy WU were deemed under the SFO to have same interests with each other.*

(B) Associated Corporations

(a) Hopewell Highway Infrastructure Limited ("HHI")

	HHI shares					
Directors	*Personal interests (held as beneficial owner)*	*Family interests (interests of spouse or child under 18)*	*Corporate interests (i) (interests of controlled corporation)*	*Other interests*	*Total interests*	*% of issued share capital*
Gordon Ying Sheung WU	6,249,402	2,491,000 (ii)	10,124,999 (iii)	3,068,000 (iv)	21,933,401 (viii)	0.74%
Eddie Ping Chang HO	1,824,046	136,554	205,000	—	2,165,600	0.07%
Thomas Jefferson WU	4,803,000	—	82,000	—	4,885,000	0.16%
Henry Hin Moh LEE	279,530	—	—	—	279,530	0.01%
Robert Van Jin NIEN	60,000	—	—	—	60,000	0.00%
Ivy Sau Ping KWOK WU	2,491,000 (v)	10,255,402 (vi)	6,118,999 (vii)	3,068,000 (iv)	21,933,401 (viii)	0.74%
David Yau-gay LUI	853	—	—	—	853	0.00%

Notes:

(i) *These HHI shares were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.*

(ii) *The interests in 2,491,000 HHI shares were interests held by Lady Ivy WU, the wife of Sir Gordon WU.*

(iii) *The corporate interests in 10,124,999 HHI shares held by Sir Gordon WU included the corporate interests in 6,118,999 HHI shares referred to in Note (vii).*

(iv) *The other interests in 3,068,000 HHI shares represented the interests held jointly by Sir Gordon WU and Lady Ivy WU.*

(v) *The interests in 2,491,000 HHI shares were personal interests beneficially owned by Lady Ivy WU and represented the same block of shares in Note (ii).*

(vi) *The family interests in 10,255,402 HHI shares represented the interests of Sir Gordon WU. This figure included 4,006,000 HHI shares held by Sir Gordon WU through corporations.*

(vii) *The corporate interests in 6,118,999 HHI shares were held through corporations owned by Sir Gordon WU and Lady Ivy WU as to 50% each.*

(viii) *Sir Gordon WU and Lady Ivy WU were deemed under the SFO to have same interests with each other.*

(b) HCNH Insurance Brokers Limited ("HCNH")

Mr. Eddie Ping Chang HO together with his associate beneficially owned 600,000 ordinary shares of HCNH, representing 50% of its issued share capital, through Hong Kong Insurance Agency Limited which was 100% owned by him together with his associate.

All the above interests in the shares of associated corporations were long positions.

Save as aforesaid, as at 31st December, 2006, none of the Directors or chief executives had any other interests or short positions in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Options of the Company

The shareholders of the Company approved the adoption of a new share option scheme (the "2003 Share Option Scheme") effective on 1st November, 2003. The 2003 Share Option Scheme will expire on 31st October, 2013, but any options then outstanding will continue to be exercisable.

Details of the movement of share options under the 2003 Share Option Scheme during the period ended 31st December, 2006 were as follows:

			Number of share options						
	Date of grant	*Exercise price per share HK$*	*Outstanding at 01/07/2006*	*Granted during the period*	*Exercised during the period*	*Cancelled/ lapsed during the period*	*Outstanding at 31/12/2006*	*Exercise period*	*Closing price before date of grant falling within the period HK$*
Directors									
Albert Kam Yin YEUNG	08/09/2004	17.10	850,000	—	580,000	—	270,000	08/09/2004 -07/09/2007	N/A
Andy Lee Ming CHEUNG	08/09/2004	17.10	500,000	—	—	—	500,000	08/09/2004 -07/09/2007	N/A
Barry Chung Tat MOK	02/09/2005	19.94	2,500,000	—	—	—	2,500,000	02/03/2006 -01/03/2009	20.05
Employees	10/10/2006	22.44	—	8,960,000	—	—	8,960,000	01/11/2007 -31/10/2013	22.25
Total			**3,850,000**	**8,960,000**	**580,000**	—	**12,230,000**		

The weighted average closing price of the shares on the dates immediately before the dates on which the options were exercised by Mr. Albert Kam Yin YEUNG during the period was HK$22.98.

The options granted on 8th September, 2004 are exercisable from the date of grant while the options granted on 2nd September, 2005 and 10th October, 2006 are exercisable in the following manner:

Maximum options exercisable	***Exercisable period***
Granted on 2nd September, 2005	
50% of options granted	from the expiry of 6 months from the date of grant up to 18 months thereof (i.e. 2nd March, 2006 to 1st March, 2007)
100% of options granted (including those not previously exercised)	from the expiry of 18 months from the date of grant up to 42 months thereof (i.e. 2nd March, 2007 to 1st March, 2009)
Granted on 10th October, 2006	
20% of options granted	from the expiry of 12 months from 1st November, 2006 up to 31st October, 2008
40% of options granted (including those not previously exercised)	from the expiry of 24 months from 1st November, 2006 up to 31st October, 2009
60% of options granted (including those not previously exercised)	from the expiry of 36 months from 1st November, 2006 up to 31st October, 2010
80% of options granted (including those not previously exercised)	from the expiry of 48 months from 1st November, 2006 up to 31st October, 2011
100% of options granted (including those not previously exercised)	from the expiry of 60 months from 1st November, 2006 up to 31st October, 2013

The fair value of the share options granted during the period with the exercise price per share of HK$22.44 is estimated at approximately HK$44.0 million at the date of grant using the Binomial option pricing model. The value is estimated based on the share price of HK$22.25 per share at the grant date, the historical volatility of share price of the Company of 26% which is based on rolling two-year volatility of the Company's share price over last three years, expected life of options of 7 years, expected dividend yield of 1.9% on a semi-annual basis, and the risk free rate of 3.956% with reference to the rate on the 7-year Exchange Fund Notes.

The Binomial option pricing model was developed for use in estimating the fair value of traded option. Such option pricing model requires input of highly subjective assumptions, including the expected share price volatility. As the characteristics of the options granted during the period are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Options of HHI

(a) The share option scheme of HHI was approved by the written resolutions of the then sole shareholder of HHI passed on 16th July, 2003 and approved by shareholders of the Company at an extraordinary general meeting held on 16th July, 2003 (the "HHI Option Scheme"). The HHI Option Scheme will expire on 15th July, 2013.

(b) Details of the movement of share options under the HHI Option Scheme during the period ended 31st December, 2006 were as follows:

			Number of share options						
	Date of grant	*Exercise price per share HK$*	*Outstanding at 01/07/2006*	*Granted during the period*	*Exercised during the period*	*Cancelled/ lapsed during the period*	*Outstanding at 31/12/2006*	*Exercise period*	*Closing price before date of grant falling within the period HK$*
Director of HHI									
Leo Kwok Kee LEUNG	08/09/2004	4.875	2,000,000	—	—	—	2,000,000	08/09/2004 -07/09/2007	N/A
Employee of HHI	08/09/2004	4.875	400,000	—	100,000	—	300,000	08/09/2004 -07/09/2007	N/A
Employees of HHI	17/10/2006	5.858	—	6,200,000	—	—	6,200,000	01/12/2007 -30/11/2013	5.710
Total			**2,400,000**	**6,200,000**	**100,000**	**—**	**8,500,000**		

The weighted average closing price of the shares on the date immediately before the date on which the options were exercised by the employee of HHI during the period was HK$5.67.

The options granted on 8th September, 2004 are exercisable from the date of grant while the options granted on 17th October, 2006 are exercisable in the following manner:

Maximum options exercisable	*Exercisable period*
20% of options granted	from the expiry of 12 months from 1st December, 2006 up to 30th November, 2008
40% of options granted (including those not previously exercised)	from the expiry of 24 months from 1st December, 2006 up to 30th November, 2009
60% of options granted (including those not previously exercised)	from the expiry of 36 months from 1st December, 2006 up to 30th November, 2010
80% of options granted (including those not previously exercised)	from the expiry of 48 months from 1st December, 2006 up to 30th November, 2011
100% of options granted (including those not previously exercised)	from the expiry of 60 months from 1st December, 2006 up to 30th November, 2013

The fair value of the share options granted during the period with the exercise price per share of HK$5.858 is estimated at approximately HK$5,814,000 at the date of grant using the Binomial option pricing model. The value is estimated based on the share price of HK$5.700 per share at the grant date, the historical volatility of share price of HHI of 23% which is based on rolling two-year volatility of HHI's share price over last three years, expected life of options of 7 years, expected dividend yield of 4.75%, and the risk-free rate of 3.969% with reference to the rate on the 7-year Exchange Fund Notes.

The Binomial option pricing model was developed for use in estimating the fair value of traded option. Such option pricing model requires input of highly subjective assumptions, including the expected share price volatility. As the characteristics of the options granted during the period are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Substantial Shareholder

Save as disclosed under the section headed "Directors' Interests in Shares, Underlying Shares and Debentures", as at 31st December, 2006, the Company had not been notified of any other interest or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under section 336 of the SFO.

Purchase, Sale or Redemption of Securities

During the six months ended 31st December, 2006, the Company repurchased 832,000 shares on the Stock Exchange at an aggregate consideration, including transaction costs, of HK$18,877,541. All the repurchased shares were subsequently cancelled. The nominal value of the cancelled shares of HK$2,080,000 was credited to capital redemption reserve and the aggregate consideration was paid out from the Company's retained profits. Details of the repurchases are as follows:

Month of the repurchases	*Total no. of the ordinary shares repurchased*	*Highest price paid per share HK$*	*Lowest price paid per share HK$*	*Aggregate consideration paid (including transaction costs) HK$*
October 2006	432,000	22.45	22.25	9,702,113
November 2006	400,000	22.95	22.80	9,175,428
Total	**832,000**			**18,877,541**

The purchases were made for the benefit of the shareholders with a view to enhancing the earnings per share of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its listed securities during the six months ended 31st December, 2006.

Employees and Remuneration Policies

The Group has approximately 1,199 employees as at 31st December, 2006. The Group continues to provide competitive remuneration packages to employees with reference to prevailing market practices and individual performance in addition to other staff benefits including medical and personal accident insurance coverage. Share options under the 2003 Share Option Scheme of the Company and discretionary bonuses may be granted to employees based on individual performance as well as the performance of the Group. In January 2007, the Company adopted a share award scheme to recognize the contributions by certain employees of the Group, to give incentive thereto for retention purpose and to attract suitable personnel for further development of the Group. Apart from the above, training programs are also conducted on an ongoing basis throughout the Group aiming at improving employee productivity. In 2006, we launched a two-year Graduate Trainee Program to develop potential young talent in a conglomerate environment, and to groom tomorrow's leaders for taking up management positions in the Group.

Corporate Governance

During the period under review, the Company has complied with all code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Model Code for Securities Transactions

The Company has adopted the Model Code as its model code for securities transactions by the Company's Directors and relevant employees who are or may be in possession of unpublished price sensitive information. Based on the specific enquiries made of all Directors, each of the Directors has confirmed that he or she has complied fully with the Model Code throughout the period under review.

Disclosure under Chapter 13 of the Listing Rules

The Sino-foreign co-operative joint venture enterprises jointly controlled by the HHI Group and the PRC joint venture partners which operate toll expressways and infrastructure projects have, following the listing of HHI on the Stock Exchange in 2003, been deemed as subsidiaries of the Company for the purpose of the disclosure requirements under Chapter 13 of the Listing Rules. Accordingly, information on advances and financial assistance to such joint venture enterprises is no longer required under Rules 13.13, 13.16, 13.20 and 13.22 of the Listing Rules to be specifically disclosed in the interim report.

Change of Director

The Board welcomes new Executive Director, Mr. William Wing Lam WONG, who was appointed on 18th January, 2007.

On behalf of the Board
Sir Gordon Ying Sheung WU *GBS, KCMG, FICE*
Chairman

Hong Kong, 1st March, 2007

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF HOPEWELL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 25 to 43.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 31st December, 2006.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
1st March, 2007

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 31.12.2005 HK$'000 (unaudited and restated)	31.12.2006 HK$'000 (unaudited)
Turnover	3	344,288	**575,122**
Cost of sales and services		(190,376)	**(362,319)**
		153,912	**212,803**
Other income	4	107,903	**124,116**
Selling and distribution costs		(16,520)	**(16,295)**
Administrative expenses		(79,297)	**(90,887)**
Other operating expenses		(18,927)	**(1,376)**
Gain arising from changes in fair value of investment properties		168,162	**96,777**
Gain on disposal/deemed disposal of subsidiaries	5	265,387	**7,617**
Gain on disposal of a power station project	6	44,818	**—**
Reversal of impairment loss on an amount due from a former jointly controlled entity	7	163,200	**—**
Finance costs	8	(30,676)	**(44,091)**
Share of profits (losses) of			
Jointly controlled entities	9	551,887	**1,266,350**
Associates		(381)	**2,215**
Profit before taxation		1,309,468	**1,557,229**
Income tax expense	10	(29,510)	**(23,267)**
Profit for the period		1,279,958	**1,533,962**
Attributable to:			
Equity holders of the Company		1,117,544	**1,335,533**
Minority interests		162,414	**198,429**
		1,279,958	**1,533,962**
Dividends paid	11	341,417	**431,407**
		HK$	***HK$***
Earnings per share	12		
Basic		1.24	**1.49**
Diluted		1.24	**1.49**

CONDENSED CONSOLIDATED BALANCE SHEET

At 31st December, 2006

	Notes	30.6.2006 HK$'000 (audited)	**31.12.2006 HK$'000 (unaudited)**
ASSETS			
Non-current Assets			
Investment properties	13	6,537,344	**6,498,862**
Property, plant and equipment	13	458,804	**455,649**
Prepaid land lease payments	13	972,953	**977,125**
Properties for or under development		231,647	**270,202**
Interests in jointly controlled entities	14	6,949,504	**7,047,329**
Interests in associates		23,376	**24,861**
Other investment project	22(c)	92,344	**183,416**
Available-for-sale investments		194,932	**803,282**
Long-term loans and receivables		1,039,530	**969,763**
		16,500,434	**17,230,489**
Current Assets			
Inventories		11,537	**14,071**
Properties for sale		462,094	**317,680**
Prepaid land lease payments	13	8,449	**11,076**
Trade and other receivables	15	656,117	**460,531**
Deposits and prepayments		50,616	**51,601**
Loans to a jointly controlled entity		45,620	**—**
Bank balances and cash		3,649,562	**4,450,973**
		4,883,995	**5,305,932**
Assets classified as held for sale	16	—	**195,000**
		4,883,995	**5,500,932**
Total Assets		21,384,429	**22,731,421**

	Notes	30.6.2006 HK$'000 (audited)	**31.12.2006 HK$'000 (unaudited)**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	17	2,246,413	**2,245,783**
Share premium and reserves	18	14,987,392	**16,172,521**
Equity attributable to equity holders of the Company		17,233,805	**18,418,304**
Share option reserve of a subsidiary	18	—	**375**
Minority interests	18	2,862,080	**2,971,756**
Total Equity		20,095,885	**21,390,435**
Non-current Liabilities			
Warranty provisions		84,059	**84,059**
Deferred tax liabilities		659,113	**711,983**
		743,172	**796,042**
Current Liabilities			
Trade and other payables	19	330,204	**316,215**
Deposits received from sale of properties		41,589	**7,399**
Rental and other deposits		125,457	**120,831**
Amounts due to associates		10,891	**11,689**
Amount due to a minority shareholder		8,531	**17,321**
Tax liabilities		28,700	**36,319**
		545,372	**509,774**
Liabilities associated with assets classified as held for sale	16	—	**35,170**
		545,372	**544,944**
Total Liabilities		1,288,544	**1,340,986**
Total Equity and Liabilities		21,384,429	**22,731,421**

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Six months ended	
	31.12.2005	**31.12.2006**
	HK$'000	**HK$'000**
	(unaudited)	**(unaudited)**
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	62,323	**74,238**
Gain arising from changes in fair value of available-for-sale investments	6,942	**280,572**
Deferred tax liabilities on changes in fair value of available-for-sale investments	—	**(53,871)**
Net income recognised directly in equity	69,265	**300,939**
Profit for the period	1,279,958	**1,533,962**
Total recognised income for the period	1,349,223	**1,834,901**
Attributable to:		
Equity holders of the Company	1,173,464	**1,619,272**
Minority interests	175,759	**215,629**
	1,349,223	**1,834,901**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended	
	31.12.2005	***31.12.2006***
	(unaudited)	***(unaudited)***
	HK$'000	***HK$'000***
Operating activities		
Cash generated from operations before income tax payments	61,709	**220,024**
Tax paid	(5,366)	**(17,139)**
Net cash from operating activities	56,343	**202,885**
Investing activities		
Dividend received	323,623	**1,229,513**
Repayment from jointly controlled entities	163,200	**184,889**
Acquisition of available-for-sale investments	(50,506)	**(327,778)**
Net proceeds received on disposal of power station project	44,818	**133,726**
Proceeds on redemption of held-to-maturity debt securities	733,677	**—**
Other investing cashflows	(188,645)	**(70,804)**
Net cash from investing activities	1,026,167	**1,149,546**
Financing activities		
Dividend paid to		
Shareholders	(341,417)	**(431,407)**
Minority shareholders of subsidiaries	(108,433)	**(171,267)**
Other financing cashflows	(35,607)	**40,862**
Net cash used in financing activities	(485,457)	**(561,812)**
Net increase in cash and cash equivalents	597,053	**790,619**
Cash and cash equivalents at beginning of the period	2,551,430	**3,649,562**
Effect of foreign exchange rate changes	2,130	**10,792**
Cash and cash equivalents at end of the period	3,150,613	**4,450,973**
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	3,150,613	**4,450,973**

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the annual financial statements of the Group, comprising the Company and its subsidiaries, for the year ended 30th June, 2006 except as described below.

In the current interim period, the Group has applied, for the first time, a number of new standards, amendments and interpretations ("new HKFRSs") issued by the HKICPA which are effective for the current accounting period. The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new HKFRSs that have been issued but are not yet effective. The directors of the Company anticipate that the adoption of these new HKFRSs will have no material impact on the results and the financial position of the Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HK(IFRIC) - Int 10	Interim Financial Reporting and Impairment[2]
HK(IFRIC) - Int 11	HKFRS 2 - Group and Treasury Share Transactions[3]

[1] Effective for annual periods beginning on or after 1st January, 2007
[2] Effective for annual periods beginning on or after 1st November, 2006
[3] Effective for annual periods beginning on or after 1st March, 2007

3. TURNOVER AND SEGMENTS

Business Segments

The businesses based upon which the Group reports its primary segment information are as follows:

Property investment	—	property letting, agency and management
Property development	—	development and sale of properties
Infrastructure project investments	—	investments in expressway projects
Hotel investment and management	—	hotel ownership and management
Restaurants and catering	—	restaurant operations and food catering

Segment information about these businesses is presented below.

Segment turnover

	Six months ended 31.12.2005			*Six months ended 31.12.2006*		
	External HK$'000	*Inter-segment HK$'000*	*Turnover HK$'000*	*External HK$'000*	*Inter-segment HK$'000*	*Turnover HK$'000*
Property investment	159,536	11,561	171,097	**188,439**	**12,070**	**200,509**
Property development	—	—	—	**192,556**	**—**	**192,556**
Infrastructure project investments	4,300	—	4,300	**3,287**	**—**	**3,287**
Hotel investment and management	97,493	54	97,547	**107,080**	**5**	**107,085**
Restaurants and catering	82,385	—	82,385	**82,941**	**—**	**82,941**
Other operations	574	—	574	**819**	**29**	**848**
Eliminations	—	(11,615)	(11,615)	**—**	**(12,104)**	**(12,104)**
Total turnover	344,288	—	344,288	**575,122**	**—**	**575,122**

Inter-segment revenue was charged at prices determined by management with reference to market prices.

Interest income from loans to jointly controlled entities undertaking infrastructure projects amounting to HK$57 million (six months ended 31.12.2005: HK$52 million), which was previously included in turnover, has been reclassified and included in share of profits of jointly controlled entities (Note 9). Comparative amounts have been restated accordingly.

3. TURNOVER AND SEGMENTS *(continued)*

Business Segments *(continued)*

Segment results

	Profit (loss) for the six months ended 31.12.2005				*Profit (loss) for the six months ended 31.12.2006*			
	Company and subsidiaries HK$'000	*Jointly controlled entities HK$'000*	*Associates HK$'000*	*Total HK$'000*	*Company and subsidiaries HK$'000*	*Jointly controlled entities HK$'000*	*Associates HK$'000*	*Total HK$'000*
Property investment								
– Operations	92,433	—	(775)	91,658	**102,215**	**(144)**	**1,762**	**103,833**
– Gain arising from changes in fair value of investment properties	168,162	—	—	168,162	**96,777**	**—**	**—**	**96,777**
Property development	(10,832)	(1,994)	—	(12,826)	**24,450**	**629,842**	**—**	**654,292**
Infrastructure project investments	(14,246)	553,881	—	539,635	**(9,400)**	**636,652**	**—**	**627,252**
Hotel investment and management	31,101	—	—	31,101	**31,105**	**—**	**—**	**31,105**
Restaurants and catering	7,277	—	—	7,277	**7,300**	**—**	**—**	**7,300**
Other operations	6,434	—	394	6,828	**296**	**—**	**453**	**749**
Segment results	280,329	551,887	(381)	831,835	**252,743**	**1,266,350**	**2,215**	**1,521,308**

	Six months ended 31.12.2005 HK$'000	***31.12.2006 HK$'000***
Segment results		
Company and subsidiaries	280,329	**252,743**
Interest and other income	73,998	**102,878**
Exchange gains, net	15,977	**11,388**
Unallocated corporate expenses	(55,071)	**(41,871)**
	315,233	**325,138**
Gain on disposal/deemed disposal of subsidiaries	265,387	**7,617**
Gain on disposal of a power station project	44,818	**—**
Reversal of impairment loss on an amount due from a former jointly controlled entity	163,200	**—**
Finance costs	(30,676)	**(44,091)**
Share of profits (losses) of		
Jointly controlled entities	551,887	**1,266,350**
Associates	(381)	**2,215**
Profit before taxation	1,309,468	**1,557,229**

The share of profits (losses) of jointly controlled entities and associates shown above includes share of tax of jointly controlled entities and associates of approximately HK$136,837,000 (six months ended 31.12.2005: HK$58,582,000) and HK$441,000 (six months ended 31.12.2005: HK$313,000) respectively.

Geographical Segments

The following table provides an analysis of the Group's turnover by geographical market:

	Six months ended 31.12.2005 HK$'000	***31.12.2006 HK$'000***
Hong Kong	338,337	**373,754**
Mainland China (the "PRC")	5,951	**201,368**
	344,288	**575,122**

4. OTHER INCOME

	Six months ended	
	31.12.2005	*31.12.2006*
	HK$'000	*HK$'000*
Other income includes:		
Interest on bank deposits and loans receivable	65,319	**102,329**
Exchange gains, net	15,977	**11,388**

Other income for the six months ended 31st December, 2005 also included yield on held-to-maturity debt securities, after deducting premium on acquisition of HK$3,914,000 amortised, amounting to HK$3,822,000.

5. GAIN ON DISPOSAL/DEEMED DISPOSAL OF SUBSIDIARIES

	Six months ended	
	31.12.2005	*31.12.2006*
	HK$'000	*HK$'000*
Gain on deemed disposal of interest in a listed subsidiary (Note a)	—	**7,617**
Gain on disposal of a subsidiary (Note b)	265,387	**—**
	265,387	**7,617**

Notes:

(a) Following the exercise of the HHI warrants by the warrants holders during the period as set out in note 17, the Company's interest in HHI has been decreased from 73.23% to 72.81%, giving rise to a gain on deemed disposal of HK$7.6 million recognised in the condensed consolidated income statement for the period.

(b) During the six months ended 31st December, 2005, the Company entered into an agreement for the disposal of the Company's entire interest in and the Group's advances to a subsidiary, Hopewell Thailand Limited ("HTL"), whose primary business was the undertaking of the elevated rail and road transport system project in Bangkok (the "BERTS Project"). The consideration for the disposal amounted to Thai Baht 500 million plus a sum equivalent to 20% of the excess over Thai Baht 2 billion if the total amount recoverable by HTL relating to its claims in connection with the BERTS Project exceeds Thai Baht 2 billion as specified in the agreement. However, the timing and ultimate receipt of the consideration could be materially affected by the occurrence of certain events relating to the successful recovery by HTL of its claims regarding the BERTS Project, which are uncertain. Accordingly, the consideration will only be recognised by the Group until receipt of the consideration is probable. The gain on disposal of HTL amounting to approximately HK$265 million recognised in the consolidated income statement for the prior period represents the net liabilities of HTL discharged by the Group on disposal. The Group did not receive any consideration for the disposal up to the date of approval of these financial statements.

6. GAIN ON DISPOSAL OF A POWER STATION PROJECT

The amount represents the gain on disposal of the Tanjung Jati B Power Station in Indonesia recognised during the six months ended 31st December, 2005.

7. REVERSAL OF IMPAIRMENT LOSS ON AN AMOUNT DUE FROM A FORMER JOINTLY CONTROLLED ENTITY

The Group disposed of its entire interests in the jointly controlled entities undertaking the highway and bridge project and the National Highway 105 project in Shunde, the PRC during the year ended 30th June, 2005. In determining the gain on disposal, the outstanding amount due from one of the jointly controlled entities of approximately HK$245 million was regarded as impaired. During the six months ended 31st December, 2005, such outstanding amount to the extent of approximately HK$163 million was repaid by the jointly controlled entity to the Group and was recognised in the condensed consolidated income statement for that period. The remaining balance due from this entity of approximately HK$82 million, which was fully repaid to the Group during the six months ended 30th June, 2006, has been recognised in the consolidated income statement for that period.

8. FINANCE COSTS

	Six months ended	
	31.12.2005	*31.12.2006*
	HK$'000	*HK$'000*
Interest on bank loans and overdrafts wholly repayable within five years	4,327	—
Other interest expense	19,864	**20,379**
	24,191	**20,379**
Other finance costs		
Loan arrangement fees and related charges	6,485	**23,712**
	30,676	**44,091**

9. SHARE OF PROFITS OF JOINTLY CONTROLLED ENTITIES

	Six months ended	
	31.12.2005	*31.12.2006*
	HK$'000	*HK$'000*
Share of profits of jointly controlled entities before interest income from loans to, and amortisation of cost of investments in, jointly controlled entities	555,641	**1,271,945**
Interest income from loans to jointly controlled entities	51,755	**57,159**
Amortisation of cost of investments in jointly controlled entities	(55,509)	**(62,754)**
	551,887	**1,266,350**

10. INCOME TAX EXPENSE

	Six months ended 31.12.2005 HK$'000	31.12.2006 HK$'000
Hong Kong Profits Tax		
Current period	8,493	**10,167**
(Over)underprovision in respect of prior periods	(1,306)	**31**
	7,187	**10,198**
Taxation elsewhere		
Current period	729	**14,070**
Overprovision in respect of prior periods	(16,428)	**—**
	(15,699)	**14,070**
Deferred tax	38,022	**(1,001)**
	29,510	**23,267**

Hong Kong Profits Tax is calculated at the rate of 17.5% (six months ended 31.12.2005: 17.5%) on the estimated assessable profits for the period. Taxes on profits assessable elsewhere are calculated at tax rates prevailing in the countries in which the Group operates.

11. DIVIDENDS

	Six months ended 31.12.2005 HK$'000	31.12.2006 HK$'000
Final dividend paid for the year ended 30th June, 2006 of HK48 cents per share (six months ended 31.12.2005: final dividend paid for the year ended 30th June, 2005 of HK38 cents per share)	341,417	**431,407**

The directors have declared that an interim dividend in respect of the financial year ending 30th June, 2007 of HK38 cents (year ended 30.6.2006: HK36 cents) per share, totalling HK$341,359,000 (year ended 30.6.2006: HK$323,447,000), shall be paid to the shareholders of the Company whose names appear on the Register of Members on 22nd March, 2007.

12. EARNINGS PER SHARE

	Six months ended 31.12.2005 HK$'000	Six months ended 31.12.2006 HK$'000
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings for the purposes of basic earnings per share		
Profit for the period attributable to equity holders of the Company	1,117,544	**1,335,533**
Effect of dilutive potential ordinary shares of a subsidiary, Hopewell Highway Infrastructure Limited ("HHI"):		
Adjustment to the Group's results arising from a dilution of HHI's earnings attributable to warrants and share options issued	(2,458)	**—**
Earnings for the purposes of diluted earnings per share	1,115,086	**1,335,533**
	Number of shares	*Number of shares*
Weighted average number of ordinary shares for the purposes of basic earnings per share	898,228,382	**898,517,268**
Effect of dilutive potential ordinary shares:		
Share options	225,797	**633,527**
Weighted average number of ordinary shares for the purposes of diluted earnings per share	898,454,179	**899,150,795**

13. INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT AND PREPAID LAND LEASE PAYMENTS

The Group's investment properties at 31st December, 2006 are carried at their fair value at that date, which has been arrived at on the basis of market value as valued by CB Richard Ellis Limited, an independent firm of professional property valuers not connected to the Group.

As set out in note 16, certain investment properties with carrying amounts of HK$195 million have been reclassified as "Assets classified as held for sale".

Depreciation of property, plant and equipment and amortisation of prepaid land lease payments charged to the condensed consolidated income statement are as follows:

	Six months ended 31.12.2005 HK$'000	Six months ended 31.12.2006 HK$'000
Amortisation of prepaid land lease payments	4,041	**5,630**
Less: Amortisation capitalised on properties under development	(2,428)	**(4,016)**
	1,613	**1,614**
Depreciation of property, plant and equipment	11,786	**15,324**

14. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	30.6.2006 HK$'000	31.12.2006 HK$'000
Expressway and property projects in the PRC		
Unlisted investments, at cost	5,865,933	5,867,448
Share of post acquisition reserves	1,562,129	1,781,852
Less: Accumulated amortisation	(554,772)	(617,526)
	6,873,290	7,031,774
Property development project in Macau		
Unlisted investment, at cost	4,850	4,850
Share of post acquisition reserves	67,364	4,349
	72,214	9,199
Other unlisted investments	4,000	6,356
	6,949,504	7,047,329

15. TRADE AND OTHER RECEIVABLES

Other than rental receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of trade and other receivables outstanding at the balance sheet date:

	30.6.2006 HK$'000	31.12.2006 HK$'000
Receivables aged		
0 - 30 days	56,027	75,706
31 - 60 days	7,964	7,944
Over 60 days	6,823	8,367
	70,814	92,017
Interest on bank deposits and other receivables	2,519	11,585
Proceeds on disposal of investment and property, plant and equipment (including power station project) receivable	229,948	90,001
Dividend from a jointly controlled entity receivable	352,836	266,928
	656,117	460,531

16. NON-CURRENT ASSETS HELD FOR SALE

During the period, the Group entered into two provisional sale agreements with independent third parties for the disposal of its investment properties and properties for sale with carrying amounts at 31st December, 2006 amounting to HK$195 million and HK$3.8 million respectively for a total consideration of HK$240.8 million. The disposals have not been completed up to the balance sheet date. Such investment properties have been reclassified as "Assets classified as held for sale", and the deposits received on disposal of these properties amounting to HK$35.2 million have been classified as "Liabilities associated with assets classified as held for sale", in the condensed consolidated balance sheet.

17. SHARE CAPITAL

	Number of shares		*Nominal value*	
	30.6.2006	*31.12.2006*	*30.6.2006*	*31.12.2006*
	'000	*'000*	*HK$'000*	*HK$'000*
Ordinary shares of HK$2.50 each				
Authorised	1,200,000	**1,200,000**	3,000,000	**3,000,000**
Issued and fully paid	898,565	**898,313**	2,246,413	**2,245,783**

During the period, the Company issued 580,000 ordinary shares at the subscription price of HK$17.1 each for a total cash consideration of HK$9,918,000 upon the exercise of the share options previously granted. These shares rank pari passu in all respects with the existing ordinary shares.

During the period, the Company repurchased 832,000 ordinary shares of the Company on the Hong Kong Stock Exchange for a total consideration of HK$18.9 million.

Share Options

(a) The Company

During the period, the Company granted options to certain employees to subscribe for a total of 8,960,000 ordinary shares in the Company at the subscription price of HK$22.44 per share.

During the period, the Company issued 580,000 ordinary shares at the subscription price of HK$17.1 each for a total cash consideration of HK$9,918,000 upon the exercise of the share options previously granted. These shares rank pari passu in all respects with the existing ordinary shares.

(b) Hopewell Highway Infrastructure Limited ("HHI")

During the period, HHI granted options to certain employees to subscribe for a total of 6,200,000 ordinary shares in HHI at the subscription price of HK$5.858 per share.

During the period, HHI issued 100,000 ordinary shares at the subscription price of HK$4.875 each for a total cash consideration of HK$487,500 upon the exercise of the options previously granted.

HHI Warrants

In connection with the listing of its shares on the Hong Kong Stock Exchange in 2003, HHI issued warrants to the Company's shareholders on the basis of one warrant for every 10 shares in the Company then held. The warrants entitle the holders to subscribe for shares in HHI at a subscription price of HK$4.18 per share subject to adjustment during the three year period commencing 6th August, 2003.

During the period, 18,307,997 HHI warrants, carrying an aggregate subscription price of HK$76,527,427, were exercised by the warrant holders resulting in the issuance of 18,307,997 ordinary shares in HHI. The remaining 2,007,353 HHI warrants lapsed upon expiry of the warrants on 5th August, 2006.

18. SHARE PREMIUM AND RESERVES

	Attributable to equity holders of the Company											
	Share premium HK$'000	*Capital redemption reserve HK$'000*	*Capital reserve HK$'000*	*Translation reserve HK$'000*	*PRC statutory reserves HK$'000*	*Investment revaluation reserves HK$'000*	*Share option reserves HK$'000*	*Retained profits HK$'000*	*Total HK$'000*	*Share option reserve of a subsidiary HK$'000*	*Minority interests HK$'000*	*Total HK$'000*
At 1st July, 2005	8,648,818	2,668	83,010	(7,314)	63,742	–	–	4,491,780	13,282,704	–	2,489,390	15,772,094
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	–	–	–	48,978	–	–	–	–	48,978	–	13,345	62,323
Gain arising from changes in fair value of available-for-sale investments	–	–	–	–	–	6,942	–	–	6,942	–	–	6,942
Net income recognised directly in equity	–	–	–	48,978	–	6,942	–	–	55,920	–	13,345	69,265
Profit for the period	–	–	–	–	–	–	–	1,117,544	1,117,544	–	162,414	1,279,958
Total recognised income for the period	–	–	–	48,978	–	6,942	–	1,117,544	1,173,464	–	175,759	1,349,223
Issue of shares	7,227	–	–	–	–	–	–	–	7,227	–	–	7,227
Shares issue expenses	(7)	–	–	–	–	–	–	–	(7)	–	–	(7)
Recognition of equity-settled share-based payments	–	–	–	–	–	–	3,035	–	3,035	–	–	3,035
Capital contribution from minority shareholders	–	–	–	–	–	–	–	–	–	–	1,567	1,567
Dividends and distributions to minority shareholders	–	–	–	–	–	–	–	–	–	–	(108,433)	(108,433)
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	(992)	(992)
Disposal of subsidiaries	–	–	–	–	–	–	–	–	–	–	(1,092)	(1,092)
Transfers between reserves	–	–	–	–	7,213	–	–	(7,213)	–	–	–	–
Dividend paid (note 11)	–	–	–	–	–	–	–	(341,417)	(341,417)	–	–	(341,417)
At 31st December, 2005	8,656,038	2,668	83,010	41,664	70,955	6,942	3,035	5,260,694	14,125,006	–	2,556,199	16,681,205

18. SHARE PREMIUM AND RESERVES *(continued)*

	Attributable to equity holders of the Company											
	Share premium HK$'000	*Capital redemption reserve HK$'000*	*Capital reserve HK$'000*	*Translation reserve HK$'000*	*PRC statutory reserves HK$'000*	*Investment revaluation reserves HK$'000*	*Share option reserves HK$'000*	*Retained profits HK$'000*	*Total HK$'000*	*Share option reserve of a subsidiary HK$'000*	*Minority interests HK$'000*	*Total HK$'000*
At 1st July, 2006	8,657,496	2,668	83,010	71,146	70,955	27,260	5,295	6,069,562	14,987,392	–	2,862,080	17,849,472
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	–	–	–	57,038	–	–	–	–	57,038	–	17,200	74,238
Gain arising from changes in fair value of available-for-sale investments	–	–	–	–	–	280,572	–	–	280,572	–	–	280,572
Deferred tax liabilities on changes in fair value of available-for-sale investments	–	–	–	–	–	(53,871)	–	–	(53,871)	–	–	(53,871)
Net income recognised directly in equity	–	–	–	57,038	–	226,701	–	–	283,739	–	17,200	300,939
Profit for the period	–	–	–	–	–	–	–	1,335,533	1,335,533	–	198,429	1,533,962
Total recognised income for the period	–	–	–	57,038	–	226,701	–	1,335,533	1,619,272	–	215,629	1,834,901
Issue of shares	8,468	–	–	–	–	–	–	–	8,468	–	–	8,468
Shares issue expenses	(8)	–	–	–	–	–	–	–	(8)	–	–	(8)
Recognition of equity-settled share-based payments	–	–	–	–	–	–	5,602	–	5,602	375	140	6,117
Repurchase of own shares	–	2,080	–	–	–	–	–	(18,878)	(16,798)	–	–	(16,798)
Dividends and distributions to minority shareholders	–	–	–	–	–	–	–	–	–	–	(171,267)	(171,267)
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	(4,224)	(4,224)
Deemed disposal of interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	69,398	69,398
Transfers between reserves	–	–	–	–	8,340	–	–	(8,340)	–	–	–	–
Dividend paid (note 11)	–	–	–	–	–	–	–	(431,407)	(431,407)	–	–	(431,407)
At 31st December, 2006	8,665,956	4,748	83,010	128,184	79,295	253,961	10,897	6,946,470	16,172,521	375	2,971,756	19,144,652

19. TRADE AND OTHER PAYABLES

The following is an analysis of trade and other payables outstanding at the balance sheet date:

	30.6.2006 HK$'000	*31.12.2006 HK$'000*
Payables due		
0 - 30 days	159,362	166,838
31 - 60 days	6,476	8,926
Over 60 days	150,973	125,336
Retentions payable	13,393	15,115
	330,204	316,215

20. TOTAL ASSETS LESS CURRENT LIABILITIES/NET CURRENT ASSETS

The Group's total assets less current liabilities at 31st December, 2006 amounted to approximately HK$22,186 million (30.6.2006: HK$20,839 million).

The net current assets of the Group at 31st December, 2006 amounted to approximately HK$4,956 million (30.6.2006: HK$4,339 million).

21. DISPOSAL OF SUBSIDIARIES

	Six months ended	
	31.12.2005 HK$'000	*31.12.2006 HK$'000*
Net assets disposed of:		
Property, plant and equipment	437	—
Pledged deposits	94,263	—
Trade and other receivables	1,127	—
Deposits and prepayments	431	—
Trade and other payables	(360,553)	—
	(264,295)	—
Minority interests released	(1,092)	—
Gain on disposal of subsidiaries	265,387	—
Total consideration received	—	—

The subsidiaries disposed of during the prior period did not contribute significantly to the Group's cash flows, turnover or profit before taxation for that period.

22. PROJECT COMMITMENTS

(a) Property development

	30.6.2006 HK$'000	31.12.2006 HK$'000
(i) Projects undertaken by the Group		
Authorised but not yet contracted for	495,772	**667,246**
Contracted for but not provided	128,118	**145,211**
	623,890	**812,457**
(ii) Project undertaken by a jointly controlled entity		
Group's share of property development expenditure		
Authorised but not yet contracted for	15,797	**56,147**
Contracted for but not provided	119,622	**279,013**
	135,419	**335,160**

(b) Property renovation

	30.6.2006 HK$'000	31.12.2006 HK$'000
Property renovation expenditure		
Authorised but not yet contracted for	429,489	**—**
Contracted for but not provided	34,258	**469,966**
	463,747	**469,966**

(c) Power station project

The Group had entered into a co-operation agreement with a PRC enterprise for the joint development of a 2X600 MW power station in Guangdong Province of the PRC which is undertaken by a joint venture to be established for that purpose. The development cost of the project is estimated to be in the region of RMB5,400 million. The project has been approved by the relevant PRC authority. At the balance sheet date, development expenditure contracted for in respect of the development of the power station amounted to approximately RMB2,800 million (30.6.2006: RMB1,400 million).

At the balance sheet date, the Group has funded the development of the power station project amounting to approximately HK$183 million (30.6.2006: HK$92 million).

Save as disclosed herein, there have been no material changes in the Group's project commitments since 30th June, 2006.

23. CONTINGENT LIABILITIES

(a) The bank loan facility of a jointly controlled entity of RMB721 million (30.6.2006: RMB736 million) utilised at 31st December, 2006 is guaranteed by the Group.

(b) A subsidiary of the Company acted as guarantor for the repayment of the mortgage bank loans granted to purchasers of the subsidiary's properties amounted to HK$100 million (30.6.2006: HK$24 million) outstanding at 31st December, 2006.

Save as herein disclosed, there have been no material changes in contingent liabilities of the Group since 30th June, 2006.

24. EVENTS AFTER THE BALANCE SHEET DATE

(a) On 25th January, 2007, the Company and HHI announced the adoption of employees' share award schemes. On the same date, a total of 3,374,000 shares in the Company and 1,940,000 shares in HHI were awarded to certain directors of the Company and employees of the Group with the vesting dates between 25th January, 2007 and 25th January, 2009 subject to fulfilment of certain terms and conditions under the schemes. The Group is in the process of making an assessment of the potential impact of the shares awarded but is not yet in a position to determine the impact of these shares awarded on the results of operations and financial position of the Group.

(b) Subsequent to 31st December, 2006, the Group disposed of part of its available-for-sale investments, giving rise to a profit of HK$144 million. The profit on disposal will be recognised in the consolidated income statement of the Group for the year ending 30th June, 2007.

Board of Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Mr. Eddie Ping Chang HO*
Vice Chairman & Managing Director

Mr. Thomas Jefferson WU
Deputy Managing Director

Mr. Josiah Chin Lai KWOK
Deputy Managing Director

Mr. Henry Hin Moh LEE#
Mr. Robert Van Jin NIEN
Mr. Guy Man Guy WU##
Lady Ivy Sau Ping KWOK WU JP#
Ms. Linda Lai Chuen LOKE##
Mr. Albert Kam Yin YEUNG
Mr. David Yau-gay LUI
Mr. Carmelo Ka Sze LEE#
Mr. Andy Lee Ming CHEUNG
Mr. Eddie Wing Chuen HO Junior
Mr. Lee Yick NAM##
Mr. Barry Chung Tat MOK
Mr. William Wing Lam WONG

* *Also as Alternate director to Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU*
\# *Non-Executive directors*
\## *Independent Non-Executive directors*

Audit Committee

Mr. Lee Yick NAM *Chairman*
Ms. Linda Lai Chuen LOKE
Mr. Guy Man Guy WU

Remuneration Committee

Mr. Eddie Ping Chang HO *Chairman*
Mr. Lee Yick NAM
Ms. Linda Lai Chuen LOKE

Company Secretary

Mr. Peter Yip Wah LEE

Registered Office

64th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068

Solicitors

Woo, Kwan, Lee & Lo

Auditors

Deloitte Touche Tohmatsu

Principal Bankers+

Agricultural Bank of China
Bank of China
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
Calyon
China Construction Bank Corporation
Chiyu Banking Corporation Limited
Chong Hing Bank Limited
Citibank, N.A.
DBS Bank Limited
Export Development Canada
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China
Industrial and Commercial Bank of China (Asia) Limited
Luso International Banking Limited
Malayan Banking Berhad
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank, Limited
Oversea-Chinese Banking Corporation Limited
Shanghai Commercial Bank Limited
Shenzhen Development Bank
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited
Wing Lung Bank Limited

\+ *names arranged in alphabetical order*

Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Tel : (852) 2862 8555 Fax : (852) 2529 6087

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code : 54)

American Depositary Receipt

CUSIP No.	439555301
Trading Symbol	HOWWY
ADR to share ratio	1:1
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations

Investor Relations Manager
Tel : (852) 2862 5683 Fax : (852) 2861 2068
Email : ir@hopewellholdings.com

Web Page

www.hopewellholdings.com

Key Dates

Interim results announcement	1st March, 2007
Closure of Register	19th March, 2007 to 22nd March, 2007 (both days inclusive)
Interim dividend payable (HK38 cents per ordinary share)	23rd March, 2007

(as at 1st March, 2007)

合和實業有限公司(「公司」)董事會欣然宣佈截至二零零六年十二月三十一日止六個月集團未經審核之中期業績。

概覽

截至二零零六年十二月三十一日止六個月，集團各業務之營業額及其除利息及稅項前溢利之分析如下：

	營業額 (附註一)		除利息及稅項前溢利 (附註二)	
	2005 港幣百萬元	**2006 港幣百萬元**	2005 港幣百萬元	**2006 港幣百萬元**
物業租賃、代理及管理	160	**189**	92	**104**
物業發展	—	**193**	(13)	**655**
基建項目投資	4	**3**	540	**627**
酒店、酒樓及餐飲	180	**190**	38	**38**
其他	—	**—**	42	**73**
	344	**575**	699	**1,497**
應佔共同控制個體之營業額				
基建項目投資	860	**1,004**		
物業發展	—	**1,064**		
	1,204	**2,643**		

	業績	
	2005 港幣百萬元	**2006 港幣百萬元**
除利息及稅項前溢利 (附註二)	699	**1,497**
特殊項目 (附註三)	473	**8**
投資物業公平值之變動		
—重估升值	168	**96**
—相應稅務影響	(29)	**(17)**
財務成本	(30)	**(44)**
稅項	(1)	**(6)**
淨溢利	1,280	**1,534**
應佔溢利：		
公司股權持有人	1,118	**1,336**
少數股東權益	162	**198**
	1,280	**1,534**

附註：

(一) 營業額乃指集團之營業額港幣5.75億元(二零零五年：港幣3.44億元)，加上集團應佔經營基建項目投資及物業發展之共同控制個體之營業額分別為港幣10.04億元(二零零五年：港幣8.6億元)及港幣10.64億元(二零零五年：無)。

(二) 除利息及稅項前溢利指(i)未計入投資物業之公平值變動及特殊項目前之經營溢利港幣2.28億元(二零零五年：港幣1.47億元)；及(ii)應佔共同控制個體及聯營公司之溢利合共港幣12.69億元(二零零五年：港幣5.52億元)。

(三) 本期內之特殊項目為合和公路基建認股權證持有人於期內行使認股權證後而產生視作出售合和公路基建之盈利。去年同期之特殊項目包括出售附屬公司、電廠及基建項目之盈利。

營業額

截至二零零六年十二月三十一日止六個月，營業額包括集團按比例之應佔經營收費高速公路及物業發展業務共同控制個體之營業額達港幣26.43億元，較去年同期港幣12.04億元增長120%。增長是由集團之主要業務包括物業，酒店及餐飲，基建項目及尤以確認出售澳門和花都之發展物業的收入增加所帶動。集團應佔三條營運中之高速公路，包括廣州 — 深圳高速公路、廣州東南西環高速公路及珠江三角洲西岸幹道第I期之路費收入達港幣10.04億元，較去年同期港幣8.6億元增長17%。

除利息及稅項前溢利

於本期內，所有業務均較去年同期有所增長。集團所得之除利息及稅項前溢利躍升至港幣14.97億元，較去年同期港幣6.99億元增長114%。

顯著增長主要來自基建項目及物業發展業務。由於高速公路之路費收入持續上升及受惠於人民幣之升值，基建項目之除利息及稅項前溢利較去年同期上升16%。於本期內，集團錄得出售澳門及花都之發展物業之龐大收益共達港幣6.55億元。

公司股權持有人之應佔淨溢利

公司股權持有人之應佔淨溢利為港幣13.36億元，比對去年同期港幣11.18億元上升19%。除去特殊項目及投資物業的公平值增加之影響，公司股權持有人應佔淨溢利為港幣12.49億元，較去年同期之港幣5.06億元，增長147%。

董事會宣佈派發截至二零零七年六月三十日止財政年度之中期股息每普通股港幣38仙(二零零六年六月三十日：港幣36仙)。股息將約於二零零七年三月二十三日派發予於二零零七年三月二十二日營業時間結束時已登記之股東。

暫停辦理股份過戶登記

公司將於二零零七年三月十九日(星期一)至二零零七年三月二十二日(星期四)，包括首尾兩天在內，暫停辦理公司股份過戶登記手續。股東如欲獲享中期股息，必須於二零零七年三月十六日(星期五)下午四時前，將所有過戶文件連同有關股票，送達公司股份登記處—香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

業務回顧

出租物業

於回顧期內，出租物業業務之營業額由去年同期的港幣1.6億元上升至港幣1.89億元，增幅為18%。除利息及稅項前溢利增長13%至港幣1.04億元，兩者增長主要由於合和中心續創佳績所致。於期內，集團分期於若干現有出租物業進行翻新及改善工程，藉以提升及改良出租資產質素。

灣仔合和中心

集團之旗艦物業合和中心，繼二零零六年年中完成主要翻新及現代化工程後，標誌著新開始。平均出租率維持在去年同期約96%之相若最佳水平，而續約及新出租單位之租金亦見大幅上升。於期內，集團得以掌握日益蓬勃之寫字樓租務市場趨勢，並續訂多項租約，成績理想。

九龍灣香港國際展貿中心

儘管香港國際展貿中心(「展貿中心」)大部份地方正進行大型革新工程，但平均出租率仍能穩定維持於60%。與去年同期相比，展覽及會議之營業額由港幣1,580萬元輕微增加至港幣1,630萬元。

該項大型革新工程將會把中心面積約900,000平方呎地方變更及轉型為一所名為「EMax」之大型娛樂及主題購物中心。除了更新現有場地及設施外，中心更會增建一個可設約3,500個座位之多用途場館，名為「匯星廳」。革新工程將按現時計劃分階段完成，而革新後之樓層預計將於二零零七年下半年開幕。預租活動之市場反應令人鼓舞。

荃灣悅來酒店購物商場－悅來坊

悅來坊位於悅來酒店二樓、地面及三層地庫，是食肆、生活品味及娛樂集於一身之中心，提供之選擇包羅萬有。悅來坊憑著不斷作出努力以及持續投放資源於營銷及推廣活動，成功將平均出租率推高超過80%。

乘著荃灣各個重建項目帶來之市場商機，悅來坊將會進行資產增值，希望藉此吸納更優質租戶及目標客戶群。

灣仔QRE Plaza

位處皇后大道東196-206號之商用樓宇已命名為「QRE Plaza」。上蓋建築工程已於二零零六年四月施工，繼而於二零零六年十二月平頂。集團正動工興建行人天橋，貫接QRE Plaza、合和中心及胡忠大廈。現計劃該發展項目將於二零零七年第三季度落成，屆時將納入集團之出租物業組合行列。集團自二零零六年十二月起已展開QRE Plaza之預租活動，市場反應令人鼓舞。

灣仔皇后大道東214-224號住宅及商用樓宇

該發展項目之地基工程已完成。現計劃將於二零零七年初展開上蓋工程，並於二零零八年第四季度完成建築工程。根據現時計劃，該地盤將會發展成高質素之酒店式公寓，藉以爭取最佳投資回報，並持有作為長期租務用途。

跑馬地樂活道12號住宅樓宇

於回顧期內，集團已完成收購該發展地盤之餘下單位，而拆卸工程亦已於二零零六年十二月完成。地基工程已於二零零七年一月展開，現計劃將於二零一零年首季度完成上蓋工程。集團現時計劃將地盤重新發展為一幢樓高45層之出租豪宅，總樓面面積約113,900平方呎。該發展項目落成後，將會進一步增強集團之經常性租務收入。

荃灣荃威花園商場

為配合集團專注於高質素住宅及商用樓宇之策略，集團於期內已訂立兩項有條件買賣協議，出售其於荃威花園商場及多個車位之所有權益。

酒店及餐飲

於回顧期內，酒店業務之營業額及除利息及稅項前溢利均保持穩健水平，分別為港幣1.9億元及港幣3,800萬元。

荃灣悅來酒店

悅來酒店總收入比對去年同期上升17%至港幣1.22億元，平均房間價格亦上升9%，而平均房間入住率則維持於90%水平。有關上升主要是受到全球經濟發展蓬勃，以及短途及長途訪港旅客人數繼續躍升所帶動。住房收入除主要來自旅遊消閑外，商務住客亦為酒店提供穩定收入。

儘管業內競爭激烈，但隨著多個旅遊景點相繼開放，加上亞洲國際博覽館於二零零六年開幕，展望來自世界各地之長短途訪港旅客以及旅遊及經商人士之人數將持續增長。酒店將部署多元化方針，專注於鞏固及擴大旅遊及商務兩方面之市場佔有率之策略。

酒樓及宴會服務

於回顧期內，合和中心之R66餐廳及悅來酒店之殷悅中式餐廳兩者皆錄得穩定增長。

美家餐飲位於展貿中心之食肆現正重新定位，以配合展貿中心之革新計劃。替代豐味閣餐廳之全新西式餐廳—豐膳已於二零零六年十一月開業。餐廳為了建立聲譽及提高知名度，將不時提供優惠套餐及實行推廣計劃。

灣仔Mega Tower酒店

集團致力發展位於合和中心以西之鄰近地盤Mega Tower酒店。集團已就城市規劃委員會否決集團建議修訂於一九九四年獲批發展項目之計劃提出上訴，而現階段正在進行中。集團亦不時探討實現該項目之其他方案。

物業發展

集團之物業發展業務，包括佔50%權益之澳門氹仔濠庭都會及佔95%權益之中國廣州花都區合和新城。

澳門氹仔濠庭都會

集團佔50%權益位於澳門氹仔之濠景花園，為一個多期之合營物業發展項目，集住宅、商業、車位及社區設施於一身。

濠庭都會第I期之總樓面面積約1,100,000平方呎，建築工程已竣工並已取得樓宇入伙紙。直至現時已售出約99%單位，並已於二零零六年九月開始交樓予各業主。

濠庭都會第II期之總樓面面積約864,000平方呎，建築工程正在進行中，現預計將於二零零七年第二季度竣工。濠庭都會第II期於二零零六年五月推出預售，市場反應甚佳，直至現時已預售逾80%單位。

濠庭都會第III期之總樓面面積約865,000平方呎，建築工程正在進行中，現預計將於二零零八年竣工。濠庭都會第III期共有四座，其中兩座已於二零零六年十二月推出預售，單位現已全部售罄。

項目之餘下各期將會分階段發展，並正在籌劃中。此包括濠庭都會第IV期，根據現時計劃將興建為住宅物業，總樓面面積約681,000平方呎。

隨着持續強勁之經濟增長，加上新酒店及娛樂場所相繼落成，勢必提供大量就業機會、提高收入及增強投資需求，故集團對澳門物業市場及其前景感到樂觀，更預期此項目將帶來可觀利潤。

廣州花都區合和新城

集團佔95%權益之合和新城，是一個位於廣州發展最迅速之地區之一—花都區之綜合發展項目。直至目前為止，合和新城已售出第1A期所有洋房住宅單位及聯排別墅。銷情理想主要由於發展物業質素及花都區市場暢旺所致。

第1B期共有6幢洋房住宅單位，總樓面面積約193,000平方呎，建築工程正在進行中，現計劃將於二零零七年第四季度落成。

基建

於回顧期內，從基建業務所得之除利息及稅項前溢利，由去年同期之港幣5.4億元增加16%至港幣6.27億元，主要由於集團之附屬上市公司—合和公路基建有限公司(「合和公路基建」)投資之三條收費高速公路項目－廣州－深圳高速公路(「廣深高速公路」)、廣州東南西環高速公路(「東南西環高速公路」)及珠江三角洲西岸幹道第I期(「西綫I期」)之車流量及路費收入穩定增長所致。

合和公路基建

由集團繼續持有約73%股權之合和公路基建專注開發、推動、發展、投資及營運收費高速公路及橋樑項目。

隨着廣東省及珠江三角洲地區經濟的持續蓬勃發展，合和公路基建所投資的三個高速公路項目的車流量及路費收入，均於回顧期內繼續錄得穩定增長。截至二零零六年十二月三十一日止六個月，該三條高速公路之綜合日均車流量及綜合日均路費收入分別錄得17%及14%之增長，至429,000架次及人民幣11,532,000元；而六個月的路費總收入達人民幣21.22億元。受惠於深圳市自二零零六年九月中旬開始對大型貨車實施交通管制，廣深高速公路的日均路費收入在二零零六年第四季度突破人民幣1,000萬元。

與西綫I期連接的珠江三角洲西岸幹道第II期，自二零零五年十二月動工後，正逐步建設。而珠江三角洲西岸幹道第III期工程的前期工作亦正進行中。

隨着珠江三角洲地區內高速公路網絡不斷擴大並日趨完善，汽車擁有量大幅增加，以及客貨運和物流業的高速增長，產生龐大的交通需求。合和公路基建預計廣深高速公路、東南西環高速公路及西綫I期在高速公路網絡中的重要性將更加突顯，車流量及路費收入可繼續穩步增長。同時，亦提供合和公路基建物色及發展新項目的機會。

受惠於人民幣持續升值，廣深高速公路合營企業的美元貸款折算人民幣時產生了匯兌收益。截至二零零六年十二月三十一日，合和公路基建持有現金約港幣33億元，加上尚未提用的港幣36億元銀行貸款額度，資金充裕，為未來投資新項目作出了穩健安排。

廣州—深圳高速公路(「廣深高速公路」)

廣深高速公路是珠江三角洲高速公路網絡內之主要幹道，連接廣州、東莞、深圳及香港四個主要城市。於回顧期內，廣深高速公路繼續錄得強勁增長，日均車流量較去年同期增長23%達320,000架次，日均路費收入增長15%達人民幣9,968,000元，六個月的路費總收入達人民幣18.34億元，可見其通行能力仍然有增長空間。



廣深高速公路
平均每日車流量
架次(千輛)
320
260
300
250
200
150
100
50
0
2005
2006
七月至十二月



廣深高速公路
平均每日路費收入
(人民幣千元)
9,968
8,668
8,000
6,000
4,000
2,000
0
2005
2006
七月至十二月

深圳市有關部門於二零零六年九月中旬對在地方路行駛的大型貨車實施交通管制措施，規定從皇崗口岸出入境的大型貨車必須通過皇崗收費站進入廣深高速公路，而合營企業對有關貨車則給予收費優惠，該措施對廣深高速公路的收益帶來正面影響。

合營企業不斷致力提升廣深高速公路的服務水平及改善沿綫配套設施。在回顧期內完成了建設連接深圳南坪快速路的南坪收費站及擴建皇崗收費站，以配合深圳市對大型貨車的交通管制，並投入資源加強安全設施、增強路政巡邏及拯救服務，以提高交通意外處理的效率並減少意外造成之交通堵塞。在回顧期內，無論交通意外宗數、死亡人數以及交通意外造成之堵塞次數均明顯減少。目前，合營企業正積極擴建福田、福永及新橋等收費站並增加沿綫交通閉路電視的數量。在上述工程完成後，廣深高速公路的通行能力將進一步提高。

廣深高速公路建設期間合和公路基建投入的額外投資，經友好協商，合營企業原則同意承擔其中人民幣7.2514億元，目前尚待廣東省政府批准。該安排對合和公路基建的營運業績將不會造成重大影響。

對於廣深高速公路立交內及沿綫已徵土地作物業發展，由於土地原用途難以改變；同時橋下舖經營受到各種限制，已基本停頓多時，因此，合營企業將不會繼續進行這兩個項目。

合和公路基建相信，隨着廣東省經濟的持續增長及珠江三角洲高速公路網絡的逐步擴展，加上汽車擁有量快速增長，廣深高速公路的車流量及路費收入將可以保持增長。為應付日益增加的交通需求，合營企業正積極推動廣深高速公路擴寬至十車道的可行性研究。

廣州東南西環高速公路(「東南西環高速公路」)

東南西環高速公路連接廣深高速公路、廣州南沙港快速路、西綫I期、廣佛高速公路及廣州市內主要道路，對舒解廣州市內交通擠塞壓力和疏導廣州市過境交通有著重要的作用，是珠江三角洲及廣州市高速公路網中的一條重要幹道。

東南西環高速公路
平均每日車流量
架次（千輛）


84
82
80
60
40
20
0
2005
2006
七月至十二月

東南西環高速公路
平均每日路費收入
(人民幣千元)


1,160
1,168
1,000
800
600
400
200
0
2005
2006
七月至十二月

為應付不斷增加之交通需求，廣州市正在高速發展城市及道路設施，增建、擴建路網。於回顧期內，有一條與本項目東南環部份路段平行之免費地方路建成通車，造成交通輕微分流，導致本項目增長放緩。合和公路基建相信本項目的車流量及路費收入的增長在未來一年可能放緩，直至該輕微分流被完全消化為止。但廣州市經濟快速增長及汽車擁有量大幅增加將逐漸消化這影響。日均路費收入較去年同期上升1%達人民幣1,168,000元，日均車流量較去年同期下跌2%至82,000架次，六個月的路費總收入達人民幣2.15億元。

珠江三角洲西岸幹道第I期（「西綫I期」）

西綫I期高速公路北連廣州的東南西環高速公路，南接順德的105國道及碧桂公路，是現時唯一連接廣州至順德的高速公路。

西綫I期通車以來的車流量及路費收入均持續錄得強勁增長。於回顧期內，日均車流量達27,000架次，較去年同期增長21%，而日均路費收入則達人民幣396,000元，較去年同期增長21%。六個月的路費總收入達人民幣0.73億元。



西綫 I 期
平均每日車流量
架次（千輛）
27
22
25
20
15
10
5
0
2005
2006
七月至十二月



西綫 I 期
平均每日路費收入
（人民幣千元）
396
327
350
300
250
200
150
100
50
0
2005
2006
七月至十二月

受惠於廣州及順德持續快速的經濟發展及兩地頻繁的經貿活動往來，合和公路基建相信西綫I期的車流量及路費收入將持續增長。

珠江三角洲西岸幹道第II期及第III期(「西綫II期」及「西綫III期」)

西綫II期全長約46公里,雙向共六車道,北連西綫I期,南接中山的105國道及規劃中的西部快速路。該項目由合和公路基建參佔50%權益,已於二零零五年十二月動工建設,合作合同已獲有關部門批准。根據現時的預算,總投資(不含建設期利息)約人民幣49億元。

西綫III期為連接西綫II期至中山及珠海的38公里高速公路項目。於二零零五年九月,合和公路基建與西綫I期(亦為西綫II期)的國內合作夥伴達成有條件修訂協議,共同投資、建設及經營西綫III期。目前,正進行有關的前期工作。

預期在西綫II期及西綫III期相繼建成後,珠江三角洲西岸幹道將貫通廣州、佛山、中山及珠海等重要城市,成為珠江三角洲西岸的策略性幹道。

港珠澳大橋項目

據香港特別行政區政府最近發出的新聞公佈,中央政府對港珠澳大橋項目高度支持,國務院最近決定成立港珠澳大橋專責小組,由國家發展和改革委員會副主任作召集人,以加速推動港珠澳大橋的進度。專責小組已於二零零七年一月舉行了第一次會議。合和公路基建有信心,當項目展開招標程序時,彼將會處於有利的位置,並可擔當一個重要之角色。

其他項目

河源電廠

集團計劃投資於建議中位於廣東省河源市之2×600兆瓦燃煤電廠項目正在進行中,目前預計投資總額約人民幣54億元。該項目已獲得批准,而建築工程亦已展開。現預計將於二零零九年投入市場運作。

集團旗下一間附屬公司將持有該電廠項目40%權益,而集團以往成功合作投資國內沙角B電廠項目之合作夥伴—深圳能源集團將持有餘下60%權益。

資金流動性及財務資源

集團財務狀況持續穩健，於二零零六年十二月三十一日，集團之手頭存款、現金及未動用銀行貸款額總數達港幣186.80億元(二零零六年六月三十日：港幣178.74億元)。

於二零零六年十二月三十一日，集團淨現金水平達港幣44.51億元(二零零六年六月三十日：港幣36.50億元)，包括合和公路基建所持現金港幣32.73億元(二零零六年六月三十日：港幣30.14億元)。現金水平增長主要來自出售澳門濠庭都會及花都合和新城之現金收益。

於二零零六年六月，集團與17家國際及本地銀行達成港幣53.50億元的五年期銀團循環貸款協議。於二零零六年十二月三十一日，集團並無公司債務結欠(與於二零零六年六月三十日狀況相同)。

集團手頭現金及可動用銀行貸款額充裕，足以應付日常運作、現有及未來投資活動所需。

庫務政策

集團集中管理其庫務活動，更有效地管理財務風險，如利率及外幣兌換率風險，以獲取具成本效益的資金。財務工具的運用非常嚴謹，主要用作管理集團之借貸利率及外幣兌換率風險。

自二零零五年七月人民幣匯率制度改革後，人民幣持續升值。由於合和公路基建及其共同控制個體所經營業務之收入皆以人民幣單位為主，故集團整體得以受惠。

集團之銀行借貸主要為浮息貸款及以港幣為單位。於二零零六年十二月三十一日，集團並無銀行借貸。集團持續監察利率及外幣兌換率風險，如有需要集團將採用其他對沖工具以減低財務風險。

集團之資本結構主要為股東權益，載列如下：

	二零零六年 六月三十日 港幣百萬元	**二零零六年 十二月三十一日 港幣百萬元**
公司股權持有人之應佔股東權益	17,234	**18,418**
少數股東權益	2,862	**2,972**
總股東權益	20,096	**21,390**
銀行借款	—	**—**
總資本	20,096	**21,390**

或然負債

或然負債之詳情載列於簡明綜合財務報告表附註23。

資產抵押

截至二零零六年十二月三十一日止六個月內，集團並無抵押其物業。

項目承擔

項目承擔之詳情載列於簡明綜合財務報告表附註22。

重大收購或出售

截至二零零六年十二月三十一日止六個月內，公司並無對其任何附屬公司及聯營公司作出重大收購或出售。

集團深信，珠三角地區及澳門之經濟持續茁壯增長，加上香港之經濟狀況亦見好轉，其三大核心業務—物業、基建及酒店將在此利好條件之下受惠。集團將會繼續專注於上述核心業務。

EMax現預計將於二零零七年下半年開幕，而QRE Plaza則計劃將於二零零七年第三季度落成，連同集團於香港未來數年內完成之兩個新建出租物業項目，將增強集團之出租物業組合及加強集團之經常性租務收入基礎。澳門濠庭都會及廣州花都區合和新城之單位預售備受市場歡迎，故集團對於兩地之物業市場及前景感到樂觀。

集團預期廣深高速公路、東南西環高速公路及西綫I期將成為珠三角高速公路網之主要幹綫，車流量及路費收入將持續穩定增長。與此同時，上述高速公路為合和公路基建創造商機，以開拓及發展新項目。對於港珠澳大橋項目，集團相信當項目展開招標程序時，合和公路基建將會處於有利位置，並可擔當一個重要之角色。

集團之財務狀況雄厚穩健。憑藉逾港幣180億元現金及備用銀行信貸額，集團已具備極穩固之基礎，以把握湧現之投資機遇。

中期業績之審閱

集團截至二零零六年十二月三十一日止六個月之未經審核中期業績已由公司之審核委員會及核數師德勤•關黃陳方會計師行審閱。

董事於股份、相關股份及債權證之權益

於二零零六年十二月三十一日，根據證券及期貨條例第352條須載錄於公司存置之登記冊內，或根據上市規則附錄10所載上市公司董事進行證券交易標準守則(「標準守則」)而須通知公司及香港聯合交易所有限公司(「聯交所」)，公司各董事及最高行政人員於公司或公司任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之任何股份、相關股份或債權證擁有之權益及淡倉詳情如下：

(A) 公司 (i)

	股份						
董事	個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益 (ii)(受控制公司擁有之權益)	其他權益 (iii)	股本衍生工具相關股份(即優先認股權) (iv)	總權益	佔已發行股本之百分比
胡應湘	73,803,032	21,910,000 (v)	111,250,000 (vi)	30,680,000	—	237,643,032 (ix)	26.45%
何炳章	24,273,462	1,365,538	2,050,000	—	—	27,689,000	3.08%
胡文新	27,170,000	—	820,000	—	—	27,990,000	3.12%
郭展禮	1,005,000	—	—	—	—	1,005,000	0.11%
李憲武	5,204,322	—	—	—	—	5,204,322	0.58%
嚴文俊	720,000	—	—	—	—	720,000	0.08%
胡文佳	2,645,650	—	—	—	—	2,645,650	0.29%
胡郭秀萍	21,910,000	123,863,032 (vii)	61,190,000 (viii)	30,680,000	—	237,643,032 (ix)	26.45%
陸勵荃	—	1,308,981	—	—	—	1,308,981	0.15%
雷有基	8,537	—	—	—	—	8,537	0.00%
楊鑑賢	100,000	—	—	—	270,000	370,000	0.04%
張利民	90,000	—	—	—	500,000	590,000	0.07%
何榮春	500,000	—	—	—	—	500,000	0.06%
藍利益	90,000	—	—	—	—	90,000	0.01%
莫仲達	—	—	—	—	2,500,000	2,500,000	0.28%

附註：

(i) *於公司之所有股份及股本衍生工具相關股份之權益均為長倉。各董事或最高行政人員概無持有任何公司之股份及股本衍生工具相關股份之淡倉。*

(ii) *公司權益為透過一間公司實益擁有之權益，而根據證券及期貨條例，公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。*

(iii) *其他權益30,680,000 股股份為胡應湘爵士(「胡爵士」)及其妻子胡爵士夫人郭秀萍太平紳士(「胡爵士夫人」)共同持有之權益。*

(iv) *股本衍生工具相關股份之權益，為董事在二零零三年優先認股權計劃下獲授可認購公司股份之優先認股權之權益，進一步詳情載於標題為「公司之優先認股權」一段內。*

(v) 家屬權益21,910,000股股份乃胡爵士夫人之權益。

(vi) 公司權益111,250,000股股份乃為胡應湘爵士持有之權益，此權益包括附註(viii)所列之權益61,190,000股。

(vii) 家屬權益123,863,032股股份乃胡爵士夫人之丈夫胡爵士之權益，此數包括胡爵士透過由公司持有之50,060,000股股份

(viii) 公司權益61,190,000股股份為胡爵士及胡爵士夫人各自擁有50%權益的公司所持有。

(ix) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(B) 相聯法團

(a) 合和公路基建有限公司(「合和公路基建」)

董事	合和公路基建股份				總權益	佔已發行股本之百分比
	個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益 (i) (受控制公司擁有之權益)	其他權益		
胡應湘	6,249,402	2,491,000 (ii)	10,124,999 (iii)	3,068,000 (iv)	21,933,401 (viii)	0.74%
何炳章	1,824,046	136,554	205,000	—	2,165,600	0.07%
胡文新	4,803,000	—	82,000	—	4,885,000	0.16%
李憲武	279,530	—	—	—	279,530	0.01%
嚴文俊	60,000	—	—	—	60,000	0.00%
胡郭秀萍	2,491,000 (v)	10,255,402 (vi)	6,118,999 (vii)	3,068,000 (iv)	21,933,401 (viii)	0.74%
雷有基	853	—	—	—	853	0.00%

附註：

(i) 此等合和公路基建股份為透過一間公司實益擁有之權益，而根據證券及期貨條例，有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(ii) 2,491,000股合和公路基建股份之權益，乃胡爵士之妻子胡爵士夫人持有之權益。

(iii) 公司權益10,124,999股合和公路基建股份為胡爵士持有之權益，此數包括附註(vii)所列之公司權益6,118,999股合和公路基建股份。

(iv) 其他權益3,068,000股合和公路基建股份乃為胡爵士及胡爵士夫人共同持有之權益。

(v) 2,491,000股合和公路基建股份為胡爵士夫人個人實益擁有之權益，並代表附註(ii)所列之同等數目之股份權益。

(vi) 家屬權益10,255,402股合和公路基建股份為胡爵士之權益。此權益包括由胡爵士透過公司持有之4,006,000股合和公路基建股份之權益。

(vii) 公司權益6,118,999股合和公路基建股份為胡爵士及胡爵士夫人各自擁有50%權益的公司所持有。

(viii) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(b) 合信保險及再保險有限公司(「合信保險」)

何炳章先生及其聯繫人透過其持有100%權益的香港保險代理有限公司實益擁有合信保險之600,000股普通股，佔其已發行股本之50%。

所有上述於相聯法團持有之股份及股本衍生工具相關股份之權益均為長倉。

除上述所披露外，於二零零六年十二月三十一日，公司各董事或最高行政人員概無持有公司相聯法團之任何其他股份、相關股份及債權證之權益或淡倉，而須根據證券及期貨條例第352條記載於公司存置之登記冊內者，或須根據標準守則規定通知公司及聯交所。

公司之優先認股權

公司股東批准及採納一項新優先認股權計劃(「二零零三年優先認股權計劃」)，於二零零三年十一月一日生效。二零零三年優先認股權計劃將於二零一三年十月三十一日屆滿，然而，當時任何尚未行使之優先認股權將繼續有效。

截至二零零六年十二月三十一日止期內，在二零零三年優先認股權計劃下之優先認股權變動詳情如下：

	授出日期	每股行使價港幣	優先認股權數目					行使期	於期內緊接優先認股權授出日期之前的收市價港幣
			於二零零六年七月一日尚未行使	於期內授出	於期內行使	於期內註銷／屆滿	於二零零六年十二月三十一日尚未行使		
董事									
楊鑑賢	08/09/2004	17.10	850,000	–	580,000	–	270,000	08/09/2004-07/09/2007	不適用
張利民	08/09/2004	17.10	500,000	–	–	–	500,000	08/09/2004-07/09/2007	不適用
莫仲達	02/09/2005	19.94	2,500,000	–	–	–	2,500,000	02/03/2006-01/03/2009	20.05
僱員	10/10/2006	22.44	–	8,960,000	–	–	8,960,000	01/11/2007-31/10/2013	22.25
合共			**3,850,000**	**8,960,000**	**580,000**	**–**	**12,230,000**		

期內，緊接楊鑑賢先生行使優先認股權當日之前一天的股份加權平均收市價為港幣22.98元。

於二零零四年九月八日授出之優先認股權可在授出日後行使；而於二零零五年九月二日及二零零六年十月十日授出之優先認股權按下列方式行使：

最多可行使之優先認股權	*行使期限*
於二零零五年九月二日授出	
授出優先認股權之50%	由授出日後之六個月至授出日後之十八個月內 (即二零零六年三月二日至二零零七年三月一日)
授出優先認股權之100% (包括尚未行使之優先認股權)	由授出日後之十八個月至授出日後之四十二個月止 (即二零零七年三月二日至二零零九年三月一日)
於二零零六年十月十日授出	
授出優先認股權之20%	由二零零六年十一月一日起計十二個月後至二零零八年十月三十一日止
授出優先認股權之40% (包括尚未行使之優先認股權)	由二零零六年十一月一日起計二十四個月後至二零零九年十月三十一日止
授出優先認股權之60% (包括尚未行使之優先認股權)	由二零零六年十一月一日起計三十六個月後至二零一零年十月三十一日止
授出優先認股權之80% (包括尚未行使之優先認股權)	由二零零六年十一月一日起計四十八個月後至二零一一年十月三十一日止
授出優先認股權之100% (包括尚未行使之優先認股權)	由二零零六年十一月一日起計六十個月後至二零一三年十月三十一日止

按二項式期權定價模式計算，於期內授出每股行使價港幣22.44元之優先認股權在授出當日之公平價值估計約為港幣44,000,000元。其價值乃按照授出當日之股價每股港幣22.25元、公司股價歷史波動比率26%，乃根據過去三年公司每兩年滾存之股價而計算，以及參考七年期外匯基金債券之無風險回報率3.956%，預計優先認股權之年期為7年，預計股息回報率每半年為1.9%。

優先認股權的公平價值以二項式期權定價模式評估。該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於期內所授出優先認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平價值構成重大影響，二項式期權定價模式未必能夠可靠地計算優先認股權之公平價值。

合和公路基建之優先認股權

(a) 合和公路基建之優先認股權計劃(「合和基建優先認股權計劃」)由當時合和公路基建之唯一股東於二零零三年七月十六日以書面決議案批准，及經由公司股東於二零零三年七月十六日舉行之股東特別大會上批准。合和公路基建優先認股權計劃將於二零一三年七月十五日屆滿。

(b) 截至二零零六年十二月三十一日止期內，在合和公路基建優先認股權計劃下之優先認股權變動詳情如下：

	授出日期	每股行使價 港幣	優先認股權數目 於二零零六年七月一日尚未行使	於期內授出	於期內行使	於期內註銷／屆滿	於二零零六年十二月三十一日尚未行使	行使期	於期內緊接優先認股權授出日期之前的收市價 港幣
合和公路基建董事									
梁國基	08/09/2004	4.875	2,000,000	—	—	—	2,000,000	08/09/2004 -07/09/2007	不適用
合和公路基建之僱員	08/09/2004	4.875	400,000	—	100,000	—	300,000	08/09/2004 -07/09/2007	不適用
合和公路基建之僱員	17/10/2006	5.858	—	6,200,000	—	—	6,200,000	01/12/2007 -30/11/2013	5.710
合共			**2,400,000**	**6,200,000**	**100,000**	—	**8,500,000**		

期內，緊接合和公路基建之僱員行使優先認股權當日之前一天的股份加權平均收市價為港幣5.67元。

於二零零四年九月八日授出之優先認股權可在授出日後行使；而於二零零六年十月十七日授出之優先認股權按下列方式行使：

最多可行使之優先認股權	*行使期限*
授出優先認股權之20%	由二零零六年十二月一日起計十二個月後至二零零八年十一月三十日止
授出優先認股權之40%（包括尚未行使之優先認股權）	由二零零六年十二月一日起計二十四個月後至二零零九年十一月三十日止
授出優先認股權之60%（包括尚未行使之優先認股權）	由二零零六年十二月一日起計三十六個月後至二零一零年十一月三十日止
授出優先認股權之80%（包括尚未行使之優先認股權）	由二零零六年十二月一日起計四十八個月後至二零一一年十一月三十日止
授出優先認股權之100%（包括尚未行使之優先認股權）	由二零零六年十二月一日起計六十個月後至二零一三年十一月三十日止

按二項式期權定價模式計算，於期內授出每股行使價港幣5.858元之優先認股權在授出當日之公平價值估計約為港幣5,814,000元。其價值乃按照授出當日之股價每股港幣5.700元、公司股價歷史波動比率23%，乃根據過去三年公司每兩年滾存之股價而計算，以及參考七年期外匯基金債券之無風險回報率3.969%，預計優先認股權之年期為7年，預計股息回報率為4.75%。

優先認股權的公平價值以二項式期權定價模式評估。該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於期內所授出優先認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平價值構成重大影響，二項式期權定價模式未必能夠可靠地計算優先認股權之公平價值。

主要股東

除於「董事於股份、相關股份及債權證之權益」段所披露者外，於二零零六年十二月三十一日，公司無接獲通知超過公司已發行股本5%或以上之任何其他權益並須按證券及期貨條例第336條載錄登記冊內。

購回、出售或贖回證券

截至二零零六年十二月三十一日止六個月內，公司在香港聯合交易所有限公司以總代價(包括交易費用)港幣18,877,541元購回832,000股股份，該等股份在購回後隨即被註銷。註銷股份面值港幣2,080,000元已撥往資本贖回儲備，其總代價由公司保留溢利所支付。有關購回股份之詳情如下：

購回月份	回購普通股總數	每股最高價 港幣	每股最低價 港幣	支付總代價(包括交易費用) 港幣
2006年10月	432,000	22.45	22.25	9,702,113
2006年11月	400,000	22.95	22.80	9,175,428
合共	**832,000**			**18,877,541**

回購股份旨在提高公司之每股盈利，有利全體股東。

除以上披露外，公司或其任何附屬公司於二零零六年十二月三十一日止六個月內概無購回、出售或贖回公司之任何上市證券。

僱員及薪酬政策

於二零零六年十二月三十一日，集團大約有1,199名僱員。集團繼續參考市場趨勢及僱員個別表現釐定具競爭力的僱員薪酬，並提供多項福利包括醫療及個人意外保險。集團亦根據個別僱員工作表現及集團之業務情況，根據公司二零零三年優先認股權計劃，向僱員授出優先認股權及酌情發放花紅。於二零零七年一月，公司採納一項股份獎勵計劃，以表揚集團若干僱員作出之貢獻並給予獎勵，藉此挽留僱員及吸引合適人材入職以進一步推動集團之發展。為保持僱員的生產力，集團亦持續舉辦在職培訓。於二零零六年，我們已推行為期兩年之畢業培訓生計劃，發掘具潛質之年輕人材，培育未來領袖擔當集團管理層職位。

公司管治

於回顧期內，公司已遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄14所載之《企業管治常規守則》內所有守則條文。

證券交易標準守則

公司已採納標準守則，作為公司董事以及可能擁有未公開股價敏感資料之有關僱員進行證券交易之守則。公司已向所有董事作出特定查詢，董事亦確認於回顧期內已遵循標準守則所規定的準則。

上市規則第13章下之披露

隨着合和公路基建於二零零三年在聯交所上市後，合和公路基建集團與中方合作夥伴共同控制之多家經營收費公路及基建項目的中外合營企業，按上市規則13.13條、13.16條、13.20條及13.22條被視作為公司之附屬公司。因此，對該等合營企業墊款及財務資助之資料再毋須按照該等規則另行披露於此中期報告內。

董事變更

董事會歡迎於二零零七年一月十八日獲委任之新執行董事－王永霖先生。

承董事會命

胡應湘爵士 *GBS, KCMG, FICE*

主席

香港，二零零七年三月一日

獨立中期審閱報告

Deloitte.
德勤

致合和實業有限公司董事會

(於香港註冊成立之有限公司)

前言

本行已按　貴公司指示審閱載於第25頁至43頁的中期財務報告。

董事的責任

香港聯合交易所有限公司《證券上市規則》規定中期財務報告須遵照香港會計師公會頒佈的會計實務準則第34 號「中期財務報告」及有關條文編製。本中期財務報告由董事負責，並已獲董事批准。

根據本行接受委聘的協定條款，本行的責任是根據本行的審閱，對中期財務報告作出獨立的結論，並將此結論僅向董事會全體報告，而不作其他用途。本行概不就本報告之內容而向任何其他人士負責或承擔任何責任。

進行審閱工作

本行乃根據香港會計師公會所頒佈的核數準則第700號「獲委聘審閱中期財務報告」進行審閱工作。審閱工作主要包括向集團管理層作出查詢及就中期財務報告進行分析程序，並據此評估會計政策及呈報基準是否已貫徹採用(除非另有披露)。審閱工作並不包括如控制測試及核實資產、負債及交易等審核程序。由於審閱工作所涵蓋的範圍遠較審核為窄，故所提供保證亦較審核為低。因此，本行並無就中期財務報告作出審核意見。

審閱總結

根據本行所作出並不構成審核的審閱工作，本行並無察覺截至二零零六年十二月三十一日止六個月的中期財務報告須作出任何重大修改。

德勤 • 關黃陳方會計師行
執業會計師
香港
二零零七年三月一日

簡明綜合收益表

	附註	截至十二月三十一日止六個月 二零零五年 港幣千元 (未經審核及重列)	二零零六年 港幣千元 (未經審核)
營業額	3	344,288	**575,122**
銷售及服務成本		(190,376)	**(362,319)**
		153,912	**212,803**
其他收入	4	107,903	**124,116**
銷售及分銷成本		(16,520)	**(16,295)**
行政費用		(79,297)	**(90,887)**
其他營運費用		(18,927)	**(1,376)**
投資物業公平值變動產生之盈利		168,162	**96,777**
出售／視作出售附屬公司權益之盈利	5	265,387	**7,617**
出售一電廠項目之盈利	6	44,818	**—**
撥回應收一前共同控制個體款項之減值虧損	7	163,200	**—**
財務成本	8	(30,676)	**(44,091)**
應佔其溢利(虧損)			
共同控制個體	9	551,887	**1,266,350**
聯營公司		(381)	**2,215**
除稅前溢利		1,309,468	**1,557,229**
所得稅支出	10	(29,510)	**(23,267)**
本期溢利		1,279,958	**1,533,962**
應佔其溢利：			
公司股權持有人		1,117,544	**1,335,533**
少數股東權益		162,414	**198,429**
		1,279,958	**1,533,962**
已付股息	11	341,417	**431,407**
		港幣	港幣
每股溢利	12		
基本		1.24	**1.49**
攤薄後		1.24	**1.49**

簡明綜合資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 六月三十日 港幣千元 (經審核)	二零零六年 十二月三十一日 港幣千元 (未經審核)
資產			
非流動資產			
投資物業	13	6,537,344	**6,498,862**
物業、機械及設備	13	458,804	**455,649**
預付土地租賃款項	13	972,953	**977,125**
待發展或發展中物業		231,647	**270,202**
共同控制個體權益	14	6,949,504	**7,047,329**
聯營公司權益		23,376	**24,861**
其他投資項目	22(c)	92,344	**183,416**
可供出售投資		194,932	**803,282**
長期貸款及應收款項		1,039,530	**969,763**
		16,500,434	**17,230,489**
流動資產			
存貨		11,537	**14,071**
持作出售之物業		462,094	**317,680**
預付土地租賃款項	13	8,449	**11,076**
貿易及其他應收賬款	15	656,117	**460,531**
按金及預付款項		50,616	**51,601**
貸款予共同控制個體		45,620	**—**
銀行結餘及現金		3,649,562	**4,450,973**
		4,883,995	**5,305,932**
歸類為持作出售之資產	16	—	**195,000**
		4,883,995	**5,500,932**
總資產		21,384,429	**22,731,421**

	附註	二零零六年 六月三十日 港幣千元 (經審核)	二零零六年 十二月三十一日 港幣千元 (未經審核)
股東權益及負債			
資本及儲備金			
股本	17	2,246,413	**2,245,783**
股份溢價及儲備金	18	14,987,392	**16,172,521**
公司股權持有人應佔權益		17,233,805	**18,418,304**
一附屬公司之優先認股權儲備金	18	—	**375**
少數股東權益	18	2,862,080	**2,971,756**
權益總額		20,095,885	**21,390,435**
非流動負債			
保證準備		84,059	**84,059**
遞延税項負債		659,113	**711,983**
		743,172	**796,042**
流動負債			
貿易及其他應付賬款	19	330,204	**316,215**
出售物業收取之按金		41,589	**7,399**
租務及其他按金		125,457	**120,831**
應付聯營公司款項		10,891	**11,689**
應付一少數股東款項		8,531	**17,321**
税項負債		28,700	**36,319**
		545,372	**509,774**
歸類為持作出售之資產有關之負債	16	—	**35,170**
		545,372	**544,944**
總負債		1,288,544	**1,340,986**
股東權益及負債總額		21,384,429	**22,731,421**

簡明綜合已確認收入及支出報表

	截至十二月三十一日止六個月	
	二零零五年	二零零六年
	港幣千元	港幣千元
	(未經審核)	(未經審核)
伸算附屬公司、共同控制個體及聯營公司財務報告表之兌換差額	62,323	**74,238**
可供出售投資公平值變動產生之盈利	6,942	**280,572**
可供出售投資公平值變動產生之遞延稅項負債	—	**(53,871)**
直接於權益中確認之淨收入	69,265	**300,939**
本期溢利	1,279,958	**1,533,962**
本期確認之收入總額	1,349,223	**1,834,901**
應佔數額：		
公司股權持有人	1,173,464	**1,619,272**
少數股東權益	175,759	**215,629**
	1,349,223	**1,834,901**

簡明綜合現金流量表

	截至十二月三十一日止六個月 二零零五年 (未經審核) 港幣千元	截至十二月三十一日止六個月 二零零六年 (未經審核) 港幣千元
經營業務		
來自經營業務之繳稅前現金	61,709	**220,024**
支付稅款淨額	(5,366)	**(17,139)**
來自經營業務之現金淨額	56,343	**202,885**
投資業務		
已收股息	323,623	**1,229,513**
共同控制個體償還之貸款	163,200	**184,889**
購入可供出售投資	(50,506)	**(327,778)**
出售電廠項目之已收淨額	44,818	**133,726**
持有至到期債務證券於贖回時所得款項	733,677	**—**
其他投資現金流量	(188,645)	**(70,804)**
來自投資業務之現金淨額	1,026,167	**1,149,546**
融資活動		
已付股息予		
股東	(341,417)	**(431,407)**
附屬公司之少數股東	(108,433)	**(171,267)**
其他融資現金流量	(35,607)	**40,862**
用於融資活動之現金淨額	(485,457)	**(561,812)**
現金及現金等值物之淨額增加	597,053	**790,619**
期初現金及現金等值物	2,551,430	**3,649,562**
外幣兌換率變動之影響	2,130	**10,792**
期末現金及現金等值物	3,150,613	**4,450,973**
現金及現金等值物之分析		
銀行結餘及現金	3,150,613	**4,450,973**

1. 編製基準

本簡明財務報告表乃遵照香港聯合交易所有限公司(「香港聯交所」)證券上市規則附錄十六內適用之披露規定及香港會計師公會(「香港會計師公會」)所頒佈之香港會計準則第34號「中期財務報告」編製。

2. 主要會計政策

除若干物業及金融工具按公平值(倘適用)估量外，本簡明財務報告表乃根據歷史成本基準編製。

除以下所述者外，本簡明財務報告表所採用之會計政策與集團包括公司及其附屬公司編製截至二零零六年六月三十日止年度之年度財務報告表所採用者一致。

於本中期間，集團首次採納由香港會計師公會頒佈之多項於本會計期間生效之新訂準則、修訂及詮釋(「新香港財務報告準則」)。應用新香港財務報告準則對現行或以往會計期間之業績及財務狀況之編製及呈列方式並無構成重大影響，因此毋需作出前期調整。

集團並無提早應用下列已頒佈但尚未生效之新香港財務報告準則。公司董事預計，採納該等新香港財務報告準則不會對集團之業績及財務狀況有任何重大影響。

香港會計準則第1號(經修訂)	資本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港(國際財務報告解釋委員會)－詮釋第10號	中期財務報告及減值[2]
香港(國際財務報告解釋委員會)－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易[3]

1 於二零零七年一月一日或之後開始之年度期間生效。
2 於二零零六年十一月一日或之後開始之年度期間生效。
3 於二零零七年三月一日或之後開始之年度期間生效。

3. 營業額及分部資料

業務之分部
集團用以劃分作首要分類呈報之業務如下：

物業投資	—	物業租賃，代理及管理
物業發展	—	發展及銷售物業
基建項目投資	—	高速公路項目投資
酒店投資及管理	—	酒店持有及管理
餐館及食品經營	—	餐館營運及食品經營

各業務之分部資料分析如下。

分部營業額

	截至二零零五年十二月三十一日止六個月			截至二零零六年十二月三十一日止六個月		
	對外 港幣千元	分部間之收入 港幣千元	營業額 港幣千元	對外 港幣千元	分部間之收入 港幣千元	營業額 港幣千元
物業投資	159,536	11,561	171,097	**188,439**	**12,070**	**200,509**
物業發展	—	—	—	**192,556**	**—**	**192,556**
基建項目投資	4,300	—	4,300	**3,287**	**—**	**3,287**
酒店投資及管理	97,493	54	97,547	**107,080**	**5**	**107,085**
餐館及食品經營	82,385	—	82,385	**82,941**	**—**	**82,941**
其他業務	574	—	574	**819**	**29**	**848**
扣除	—	(11,615)	(11,615)	**—**	**(12,104)**	**(12,104)**
總營業額	344,288	—	344,288	**575,122**	**—**	**575,122**

分部間收入之價格是由管理層參考市場價格釐定。

以往計入營業額之貸款予從事基建項目共同控制個體之利息收入港幣57,000,000元（截至二零零五年十二月三十一日止六個月：港幣52,000,000元），已重新歸類並計入應佔共同控制個體溢利（附註9），因此已重列比較數字。

3. 營業額及分部資料（續）

業務之分部（續）

分部業績

	截至二零零五年十二月三十一日止六個月之溢利（虧損）				截至二零零六年十二月三十一日止六個月之溢利（虧損）			
	公司及附屬公司 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元	公司及附屬公司 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元
物業投資								
－營運	92,433	—	(775)	91,658	**102,215**	**(144)**	**1,762**	**103,833**
－投資物業公平值變動產生之盈利	168,162	—	—	168,162	**96,777**	**—**	**—**	**96,777**
物業發展	(10,832)	(1,994)	—	(12,826)	**24,450**	**629,842**	**—**	**654,292**
基建項目投資	(14,246)	553,881	—	539,635	**(9,400)**	**636,652**	**—**	**627,252**
酒店投資及管理	31,101	—	—	31,101	**31,105**	**—**	**—**	**31,105**
餐館及食品經營	7,277	—	—	7,277	**7,300**	**—**	**—**	**7,300**
其他業務	6,434	—	394	6,828	**296**	**—**	**453**	**749**
分部業績	280,329	551,887	(381)	831,835	**252,743**	**1,266,350**	**2,215**	**1,521,308**

	截至十二月三十一日止六個月 二零零五年 港幣千元	二零零六年 港幣千元
分部業績		
公司及附屬公司	280,329	**252,743**
利息及其他收入	73,998	**102,878**
外幣匯兑盈利淨額	15,977	**11,388**
未分配之企業費用	(55,071)	**(41,871)**
	315,233	**325,138**
出售／視作出售附屬公司之盈利	265,387	**7,617**
出售一電廠項目之盈利	44,818	**—**
撥回應收一前共同控制個體款項之減值虧損	163,200	**—**
財務成本	(30,676)	**(44,091)**
應佔其溢利（虧損）		
共同控制個體	551,887	**1,266,350**
聯營公司	(381)	**2,215**
除税前溢利	1,309,468	**1,557,229**

上文應佔共同控制個體及聯營公司之溢利（虧損）包括應佔共同控制個體及聯營公司之税項分別為約港幣136,837,000元（截至二零零五年十二月三十一日止六個月：港幣58,582,000元）及港幣441,000元（截至二零零五年十二月三十一日止六個月：港幣313,000元）。

地區之分部

集團營業額按地區分佈如下：

	截至十二月三十一日止六個月 二零零五年 港幣千元	二零零六年 港幣千元
香港	338,337	**373,754**
中國大陸（「中國」）	5,951	**201,368**
	344,288	**575,122**

4. 其他收入

	截至十二月三十一日止六個月	
	二零零五年	二零零六年
	港幣千元	港幣千元
其他收入包括以下各項：		
銀行存款及應收貸款之利息	65,319	**102,329**
外幣匯兌換盈利淨額	15,977	**11,388**

截至二零零五年十二月三十一日止六個月之其他收入亦包括持有至到期之債務證券投資回報，扣除購入溢價之攤銷港幣3,914,000元後為港幣3,822,000元。

5. 出售／視作出售附屬公司之盈利

	截至十二月三十一日止六個月	
	二零零五年	二零零六年
	港幣千元	港幣千元
視作出售一上市附屬公司權益之盈利（附註a)	—	**7,617**
出售一附屬公司之盈利（附註b)	265,387	**—**
	265,387	**7,617**

附註：

(a) 如附註17所詳述，合和公路基建認股權證持有人於本期行使認股權證後，公司於合和公路基建之權益由73.23%減至72.81%，導致於本期之簡明綜合收益表確認視作出售之盈利港幣7,600,000元。

(b) 於截至二零零五年十二月三十一日止六個月內，公司訂立協議出售公司於一間附屬公司Hopewell Thailand Limited（「HTL」）之全部權益及集團予該公司作出之墊款。該公司之主要業務為於曼谷從事高架鐵路及公路運輸系統項目（「曼谷高架鐵路項目」）。該項出售之代價為500,000,000泰銖連同一筆款項，該筆款項計算根據協議所訂，倘若HTL就有關曼谷高架鐵路項目之索償而可收回總額超過2,000,000,000泰銖，該款額相等於超出2,000,000,000泰銖之金額的20%。關於HTL成功收回其與曼谷高架鐵路項目有關之索償之若干事件目前未能確定，然而其對出售代價之收回時間及最終數額存在重要影響。因此，代價僅會於集團很可能收取代價時方予確認。在上一期間之綜合收益表內確認出售HTL盈利約達港幣265,000,000元乃集團於出售時解除HTL之負債淨額。直至本財務報告表獲批准日期止，集團尚未在財務報告表內確認該項出售代價。

6. 出售一電廠項目之盈利

該數額為於截至二零零五年十二月三十一日止六個月內出售印尼Tanjung Jati B電廠確認之盈利。

7. 撥回應收一前共同控制個體款項之減值虧損

於二零零五年六月三十日止年度，集團出售其於共同控制個體（於中國順德經營公路及橋樑項目以及105國道項目）之權益。在釐定出售盈利時，應收其中一間共同控制個體之未償款項約港幣245,000,000元被視作已減值。於截至二零零五年十二月三十一日止六個月，該共同控制個體已向集團償還該項未償還款項約港幣163,000,000元，並已於該期間之收益表內確認。於截至二零零六年六月三十日止六個月，該個體已向集團償還尚欠未償還款項餘額約港幣82,000,000元，並已於該期間之綜合收益表內確認。

8. 財務成本

	截至十二月三十一日止六個月	
	二零零五年 港幣千元	二零零六年 港幣千元
須於五年內全數償還之銀行貸款及透支之利息	4,327	**—**
其他利息支出	19,864	**20,379**
	24,191	**20,379**
其他財務成本		
貸款安排費及有關費用	6,485	**23,712**
	30,676	**44,091**

9. 應佔共同控制個體溢利

	截至十二月三十一日止六個月	
	二零零五年 港幣千元	二零零六年 港幣千元
未計攤銷共同控制個體投資成本及墊款利息收入前之應佔共同控制個體溢利	555,641	**1,271,945**
墊款予共同控制個體之利息收入	51,755	**57,159**
攤銷共同控制個體投資成本	(55,509)	**(62,754)**
	551,887	**1,266,350**

10. 所得税支出

	截至十二月三十一日止六個月	
	二零零五年	二零零六年
	港幣千元	港幣千元
香港利得稅		
本期間	8,493	**10,167**
以往期間(超額準備)準備不足	(1,306)	**31**
	7,187	**10,198**
其他地區稅項		
本期間	729	**14,070**
以往期間超額準備	(16,428)	**—**
	(15,699)	**14,070**
遞延稅項	38,022	**(1,001)**
	29,510	**23,267**

香港利得稅乃以本期間估計應課稅溢利按稅率17.5%(截至二零零五年十二月三十一日止六個月：17.5%)計算。集團於其他地區經營之稅項乃按該國所訂之稅率計算。

11. 股息

	截至十二月三十一日止六個月	
	二零零五年	二零零六年
	港幣千元	港幣千元
已付截至二零零六年六月三十日止年度之末期股息 每股港幣48仙(截至二零零五年十二月三十一日止六個月： 已付截至二零零五年六月三十日止年度之末期股息每股港幣38仙)	341,417	**431,407**

董事局宣派截至二零零七年六月三十日止財政年度之中期股息為每股港幣38仙(截至二零零六年六月三十日止年度：港幣36仙)，總中期股息為港幣341,359,000元(截至二零零六年六月三十日止年度：港幣323,447,000元)，並將派發予於二零零七年三月二十二日已登記於股東名冊上之公司股東。

12. 每股溢利

	截至十二月三十一日止六個月	
	二零零五年	二零零六年
	港幣千元	港幣千元
每股基本及攤薄後溢利乃根據下列數值計算：		
用以計算每股基本溢利之盈利		
公司股權持有人應佔本期溢利	1,117,544	**1,335,533**
附屬公司合和公路基建有限公司(「合和公路基建」)		
普通股之潛在攤薄影響：		
就合和公路基建所發行認股權證及優先認股權對合和公路基建盈利之攤薄影響而對集團業績作出之調整	(2,458)	**—**
用以計算每股攤薄後溢利之盈利	1,115,086	**1,335,533**

	股份數目	股份數目
用以計算每股基本溢利的普通股加權平均數	898,228,382	**898,517,268**
普通股潛在攤薄影響：		
優先認股權	225,797	**633,527**
用以計算每股攤薄後溢利的普通股加權平均數	898,454,179	**899,150,795**

13. 投資物業、物業、機械及設備及預付土地租賃款項

集團投資物業於二零零六年十二月三十一日之公平值已由與集團並無關連之獨立專業物業估值公司世邦魏理仕有限公司按公開市值基準重新估值。

如附註16所載，賬面值港幣195,000,000元之若干投資物業已重新歸類為「歸類為持作出售之資產」。

已於簡明綜合收益表中扣除之物業、機械及設備之折舊及預付土地租賃款項之攤銷如下：

	截至十二月三十一日止六個月	
	二零零五年	二零零六年
	港幣千元	港幣千元
預付土地租賃款項之攤銷	4,041	**5,630**
減：撥作發展中物業資本之攤銷	(2,428)	**(4,016)**
	1,613	**1,614**
物業、機械及設備之折舊	11,786	**15,324**

14. 共同控制個體權益

	二零零六年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
在中國之高速公路及物業項目		
非上市投資，按成本值	5,865,933	**5,867,448**
應佔收購後之儲備	1,562,129	**1,781,852**
減：累積攤銷	(554,772)	**(617,526)**
	6,873,290	**7,031,774**
在澳門之物業發展項目		
非上市投資，按成本值	4,850	**4,850**
應佔收購後之儲備	67,364	**4,349**
	72,214	**9,199**
其他非上市投資	4,000	**6,356**
	6,949,504	**7,047,329**

15. 貿易及其他應收賬款

除應收之租金款項乃見票即付外，集團予其貿易客戶應收款項之平均信貸期為15至60天。

於結算日之貿易及其他應收賬款分析如下：

	二零零六年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
應收賬款賬齡		
0－30天	56,027	**75,706**
31－60天	7,964	**7,944**
60天以上	6,823	**8,367**
	70,814	**92,017**
銀行存款及其他應收款項利息	2,519	**11,585**
出售投資及物業、機械及設備(包括電廠項目)應收所得款項	229,948	**90,001**
應收一共同控制個體之股息	352,836	**266,928**
	656,117	**460,531**

16. 持作出售之非流動資產

於期內，集團與多名獨立第三方訂立兩份臨時出售協議，以港幣240,800,000元總代價出售於二零零六年十二月三十一日賬面值港幣195,000,000元之投資物業及港幣3,800,000元之持作出售物業。於結算日，上述出售事項尚未完成。該等投資物業已在簡明綜合資產負債表重新歸類為「歸類為持作出售之資產」，而出售此等物業所收取之訂金港幣35,200,000元則在簡明綜合資產負債表內列為「歸類為持作出售之資產有關之負債」。

17. 股本

	股份數目		面值	
	二零零六年六月三十日	二零零六年十二月三十一日	二零零六年六月三十日	二零零六年十二月三十一日
	千股	千股	港幣千元	港幣千元
普通股每股面值港幣2.50元				
法定	1,200,000	**1,200,000**	3,000,000	**3,000,000**
已發行及繳足	898,565	**898,313**	2,246,413	**2,245,783**

於期內，公司根據行使過往授出之優先認股權，發行580,000股每股認購價港幣17.1元新普通股，其總代價為港幣9,918,000元。該等股份與其他已發行股份在各方面享有同等權益。

於期內，公司在香港聯交所購回公司832,000股普通股，總代價為港幣18,900,000元。

優先認股權

(a) 公司

於期內，公司授出優先認股權予若干僱員，可以每股認購價港幣22.44元，認購公司合共8,960,000股普通股。

於期內，公司根據行使過往授出之優先認股權，發行580,000股每股認購價港幣17.1元新普通股，其總現金代價為港幣9,918,000元。該等股份與其他已發行股份在各方面享有同等權益。

(b) 合和公路基建有限公司(「合和公路基建」)

於期內，合和公路基建授出優先認股權予若干僱員，可以每股認購價港幣5.858元，認購合和公路基建合共6,200,000股普通股。

於期內，合和公路基建根據行使過往授出之優先認股權，發行100,000股每股購認價港幣4.875元之普通股，其總現金代價為港幣487,500元。

合和公路基建認股權證

由於合和公路基建之股份於二零零三年於香港聯交所上市，故合和公路基建發行認股權證予公司股東，分配比例為公司股東當時持有之股票每十股可獲分配一份認股權證。該批認股權證賦予其持有人權利於二零零三年八月六日起計三年期間之內，以每股港幣4.18元(於若干情況下，可予調整)之認購價，認購合和公路基建股份。

於期內，18,307,997份合和公路基建認股權證已獲認股權證持有人行使，總認購價合共港幣76,527,427元，合和公路基建因而發行18,307,997股普通股，而餘下尚未獲行使之2,007,353份合和公路基建認股權證已於二零零六年八月五日認股權證屆滿日失效。

18. 股份溢價及儲備金

	公司股權持有人應佔下列各項											
	股份溢價 港幣千元	股本贖回儲備金 港幣千元	資本儲備金 港幣千元	換算儲備金 港幣千元	中國法定儲備金 港幣千元	投資重估儲備金 港幣千元	優先認股權儲備金 港幣千元	保留溢利 港幣千元	總數 港幣千元	一附屬公司優先認股權儲備金 港幣千元	少數股東權益 港幣千元	總數 港幣千元
於二零零五年七月一日	8,648,818	2,668	83,010	(7,314)	63,742	-	-	4,491,780	13,282,704	-	2,489,390	15,772,094
換算附屬公司、共同控制個體及聯營公司財務報告表之兌換差額	-	-	-	48,978	-	-	-	-	48,978	-	13,345	62,323
可供出售投資公平值變動產生之盈利	-	-	-	-	-	6,942	-	-	6,942	-	-	6,942
直接於權益確認之淨收入	-	-	-	48,978	-	6,942	-	-	55,920	-	13,345	69,265
本期溢利	-	-	-	-	-	-	-	1,117,544	1,117,544	-	162,414	1,279,958
本期確認之收入總額	-	-	-	48,978	-	6,942	-	1,117,544	1,173,464	-	175,759	1,349,223
發行股份	7,227	-	-	-	-	-	-	-	7,227	-	-	7,227
股份發行費用	(7)	-	-	-	-	-	-	-	(7)	-	-	(7)
確認按股權結算以股份為基礎之付款	-	-	-	-	-	-	3,035	-	3,035	-	-	3,035
少數股東投入資本	-	-	-	-	-	-	-	-	-	-	1,567	1,567
向少數股東作出支付股息及分派	-	-	-	-	-	-	-	-	-	-	(108,433)	(108,433)
收購一附屬公司額外權益	-	-	-	-	-	-	-	-	-	-	(992)	(992)
出售附屬公司	-	-	-	-	-	-	-	-	-	-	(1,092)	(1,092)
儲備金相互轉撥	-	-	-	-	7,213	-	-	(7,213)	-	-	-	-
已付股息(附註11)	-	-	-	-	-	-	-	(341,417)	(341,417)	-	-	(341,417)
於二零零五年十二月三十一日	8,656,038	2,668	83,010	41,664	70,955	6,942	3,035	5,260,694	14,125,006	-	2,556,199	16,681,205

18. 股份溢價及儲備金（續）

	公司股權持有人應佔下列各項											
	股份溢價 港幣千元	股本贖回儲備金 港幣千元	資本儲備金 港幣千元	換算儲備金 港幣千元	中國法定儲備金 港幣千元	投資重估儲備金 港幣千元	優先認股權儲備金 港幣千元	保留溢利 港幣千元	總數 港幣千元	一附屬公司優先認股權儲備金 港幣千元	少數股東權益 港幣千元	總數 港幣千元
於二零零六年七月一日	8,657,496	2,668	83,010	71,146	70,955	27,260	5,295	6,069,562	14,987,392	—	2,862,080	17,849,472
換算附屬公司、共同控制個體及聯營公司財務報告表之兑換差額	—	—	—	57,038	—	—	—	—	57,038	—	17,200	74,238
可供出售投資公平值變動產生之盈利	—	—	—	—	—	280,572	—	—	280,572	—	—	280,572
可供出售投資公平值變動之遞延税項負債	—	—	—	—	—	(53,871)	—	—	(53,871)	—	—	(53,871)
直接於權益確認之淨收入	—	—	—	57,038	—	226,701	—	—	283,739	—	17,200	300,939
本期溢利	—	—	—	—	—	—	—	1,335,533	1,335,533	—	198,429	1,533,962
本期確認之收入總額	—	—	—	57,038	—	226,701	—	1,335,533	1,619,272	—	215,629	1,834,901
發行股份	8,468	—	—	—	—	—	—	—	8,468	—	—	8,468
股份發行費用	(8)	—	—	—	—	—	—	—	(8)	—	—	(8)
確認按股權結算以股份為基礎之付款	—	—	—	—	—	—	5,602	—	5,602	375	140	6,117
回購股份	—	2,080	—	—	—	—	—	(18,878)	(16,798)	—	—	(16,798)
向少數股東支付股息及分派	—	—	—	—	—	—	—	—	—	—	(171,267)	(171,267)
收購一附屬公司額外權益	—	—	—	—	—	—	—	—	—	—	(4,224)	(4,224)
視作出售一附屬公司權益	—	—	—	—	—	—	—	—	—	—	69,398	69,398
儲備金相互轉撥	—	—	—	—	8,340	—	—	(8,340)	—	—	—	—
已付股息（附註11）	—	—	—	—	—	—	—	(431,407)	(431,407)	—	—	(431,407)
於二零零六年十二月三十一日	8,665,956	4,748	83,010	128,184	79,295	253,961	10,897	6,946,470	16,172,521	375	2,971,756	19,144,652

19. 貿易及其他應付賬款

於結算日之未償還貿易及其他應付賬款之分析如下：

	二零零六年六月三十日 港幣千元	二零零六年十二月三十一日 港幣千元
應付賬款到期日		
0-30天	159,362	**166,838**
31-60天	6,476	**8,926**
60天以上	150,973	**125,336**
應付保固金	13,393	**15,115**
	330,204	**316,215**

20. 總資產減流動負債／流動資產淨值

集團於二零零六年十二月三十一日之總資產減流動負債約為港幣22,186,000,000元（二零零六年六月三十日：港幣20,839,000,000元）。

集團於二零零六年十二月三十一日之流動資產淨值約為港幣4,956,000,000元（二零零六年六月三十日：港幣4,339,000,000元）。

21. 出售附屬公司

	截至十二月三十一日止六個月 二零零五年 港幣千元	二零零六年 港幣千元
出售淨資產：		
物業、機械及設備	437	—
已抵押之存款	94,263	—
貿易及其他應收賬款	1,127	—
按金及預付款項	431	—
貿易及其他應付賬款	(360,553)	—
	(264,295)	—
解除之少數股東權益	(1,092)	—
出售附屬公司之盈利	265,387	—
已收取之總代價	—	—

於過往期間出售之附屬公司並無對集團於該期間之現金流量、營業額或除稅前溢利作出重大貢獻。

22. 項目承擔

(a) 物業發展

	二零零六年六月三十日 港幣千元	二零零六年十二月三十一日 港幣千元
(i) 集團進行之項目		
已批准但未訂約	495,772	**667,246**
已訂約但未計提	128,118	**145,211**
	623,890	**812,457**
(ii) 共同控制個體進行之項目		
集團應佔物業發展開支		
已批准但未訂約	15,797	**56,147**
已訂約但未計提	119,622	**279,013**
	135,419	**335,160**

(b) 物業翻新工程

	二零零六年六月三十日 港幣千元	二零零六年十二月三十一日 港幣千元
物業翻新工程開支		
已批准但未訂約	429,489	**—**
已訂約但未計提	34,258	**469,966**
	463,747	**469,966**

(c) 發電廠項目

集團已與一間中國企業訂立合作協議，並透過一間將為此目的成立之合營公司於中國廣東省共同興建一座2×600兆瓦發電廠。該項目發展成本預計約為人民幣5,400,000,000元。該項目已獲中國有關機構批准，於結算日，就該發電廠之已訂約發展費用約為人民幣2,800,000,000元（二零零六年六月三十日：人民幣1,400,000,000元）。

於結算日，集團已就發展發電廠項目提供資金約港幣183,000,000元（二零零六年六月三十日：港幣92,000,000元）。

除上述所披露者外，集團自二零零六年六月三十日之項目承擔並無重大變更。

23. 或然負債

(a) 集團擔保一共同控制個體於結算日之已被動用銀行貸款額人民幣721,000,000元（二零零六年六月三十日：人民幣736,000,000元）。

(b) 公司一附屬公司已就該附屬公司物業之若干買方償還銀行之按揭貸款達港幣100,000,000元（二零零六年六月三十日：港幣24,000,000元）出任擔保人。

除上述所披露者外，集團自二零零六年六月三十日之或然負債並無重大變更。

24. 結算日後事項

(a) 於二零零七年一月二十五日，公司及合和公路基建公佈採納僱員股份獎勵計劃。於同日，已分別獎授合共3,374,000股公司股份及1,940,000股合和公路基建股份予公司若干董事及集團僱員，歸屬日期由二零零七年一月二十五日至二零零九年一月二十五日止，惟受該等計劃若干條款及條件所限。集團現正評估獎勵股份可能帶來之影響，惟現階段尚未能確定此等獎勵股份對集團之經營業績及財務狀況所造成之影響。

(b) 於二零零六年十二月三十一日後，集團出售其部份可供出售投資，所產生之溢利約港幣1.44億元將於集團截至二零零七年六月三十日止年度之綜合收益表內確認。

董事會

胡應湘爵士 GBS, KCMG, FICE
主席
何炳章先生*
副主席及董事總經理
胡文新先生
董事副總經理
郭展禮先生
董事副總經理
李憲武先生#
嚴文俊先生
胡文佳先生##
胡爵士夫人郭秀萍太平紳士#
陸勵荃女士##
楊鑑賢先生
雷有基先生
李嘉士先生#
張利民先生
何榮春先生
藍利益先生##
莫仲達先生
王永霖先生

* *亦為胡應湘爵士及胡爵士夫人郭秀萍太平紳士之候補董事*
\# *非執行董事*
\## *獨立非執行董事*

審計委員會

藍利益先生 *主席*
陸勵荃女士
胡文佳先生

薪酬委員會

何炳章先生 *主席*
藍利益先生
陸勵荃女士

公司秘書

李業華先生

註冊辦事處

香港皇后大道東183號
合和中心64樓
電話　　：(852) 2528 4975
圖文傳真：(852) 2861 2068

法律顧問

胡關李羅律師行

核數師

德勤 • 關黃陳方會計師行

主要往來銀行 +

中國農業銀行
中國銀行
中國銀行(香港)有限公司
交通銀行股份有限公司
東亞銀行有限公司
三菱東京UFJ銀行
法國巴黎銀行
東方匯理銀行
中國建設銀行股份有限公司
集友銀行有限公司
創興銀行有限公司
花旗銀行
星展銀行有限公司
加拿大出口開發公司
恒生銀行有限公司
香港上海匯豐銀行有限公司
華南商業銀行股份有限公司
中國工商銀行
中國工商銀行(亞洲)有限公司
澳門國際銀行
馬來亞銀行
瑞穗實業銀行
南洋商業銀行有限公司
華僑銀行
上海商業銀行有限公司
深圳發展銀行
三井住友銀行
大豐銀行有限公司
永隆銀行有限公司

\+ *名稱以英文字母次序排列*

股份登記及過戶處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17 樓1712-1716室
電話：(852) 2862 8555　圖文傳真：(852) 2529 6087

上市資料

香港聯合交易所有限公司
普通股(股份代號：54)

美國預託證券

CUSIP編號	439555301
交易符號	HOWWY
普通股與美國預託證券比率	1:1
託管銀行	美國花旗銀行

投資者關係

投資者關係部經理
電話：(852) 2862 5683　圖文傳真：(852) 2861 2068
電郵：ir@hopewellholdings.com

公司網址

www.hopewellholdings.com

重要日期

公佈中期業績	二零零七年三月一日
暫停辦理股份過戶登記	二零零七年三月十九日至二零零七年三月二十二日 (包括首尾兩天在內)
派付中期股息 (每普通股港幣38仙)	二零零七年三月二十三日

(於二零零七年三月一日)

摘要

- 公司股權持有人之應佔淨溢利增長19%至港幣13.36億元
- 中期股息每股港幣38仙
- 由濠庭都會及合和新城帶動，物業發展業務成為重要之盈利來源
- 基建業務增長穩定，集團應佔合營企業之路費收入上升17%
- 物業出租業務保持穩健增長。市場對EMax及QRE Plaza之預租反應令人鼓舞
- 於二零零六年十二月三十一日，手頭淨現金達港幣44.51億元 (集團 (合和公路基建除外)：港幣11.78億元；合和公路基建：港幣32.73億元)



Hopewell Holdings Limited
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
Web Page : www.hopewellholdings.com

合和實業有限公司
香港皇后大道東183號
合和中心64樓
電話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068
網址 : www.hopewellholdings.com

END